04039942

PROCESSED

AUG 10 2004

THOMSON FINANCIAL

P.E.
4/3/04

RECD S.E.C.

AUG 6 2004

1086

1-13057

ARLS

POLO RALPH LAUREN CORP

RL-04

















POLO RALPH LAUREN

2004

RALPH LAUREN STARTED THIS COMPANY OVER THIRTY-FIVE YEARS AGO, envisioning something the world had never seen. He set out to create an aspirational lifestyle brand based on the best of American values and traditions. A lifestyle that spans from elegant to relaxed, from enduring to current. A lifestyle that encompasses apparel for men, women and children, accessories and fragrances, and home collections from furniture, to tabletop, to bed and bath — a lifestyle that is consistently distinct, uniquely Polo Ralph Lauren.

As a result of his vision and leadership, the world shares our passion for Polo Ralph Lauren and our family of brands. Today, Polo Ralph Lauren continues to be an unparalleled luxury lifestyle brand, and we have consistently provided our customers — and our shareholders — with the value they expect from us.

We believe in our future as much as we treasure our heritage. Everywhere we look, we see growth — domestic and international, apparel and home, retail and wholesale, and in-store and online. Our multi-year strategic initiatives provide clear direction for the continued growth of our business. We have created a global infrastructure that supports our growth for years to come and we have done so with the same determination and attention to detail applied to our product design.

Polo Ralph Lauren continues to provide the finest in design excellence and luxury lifestyle to the world. We are poised, and fully able, to capture growth opportunities, with the commitment to ensure that tomorrow's successes surpass today's.

















RALPH LAUREN
Chairman of the Board
Chief Executive Officer

DEAR FELLOW SHAREHOLDERS

This year was another strong year for Polo Ralph Lauren and I am proud of our significant accomplishments. We ended the year stronger than ever, having made remarkable progress on our long-term strategies, while delivering growth and increasing our overall financial strength.

Our success comes from our commitment to our vision and excellence in all that we do — from design integrity, to marketing, to presentation, to customer experience, to product quality. Even in the past year's challenging environment, we continued to invest in our brand, invest in our advertising and strengthen our business infrastructure to support our long-term growth.

A milestone for our Company was the continued success of our retail group. It is an unparalleled combination of design, marketing and merchandising that creates the unique shopping experience to which our customers responded. With sales in our stores outperforming the industry, we continue to see phenomenal response to our luxury designs. We also made significant improvements in our retail profits and I believe we have the retail leadership to continue to drive that progress. We have developed a strong real estate and store development plan from which we will open approximately 70 to 85 Ralph Lauren stores over the next five years in the United States and Europe.

One of our major accomplishments this year was assuming operating responsibility for the Lauren by Ralph Lauren brand. We've quickly built it into an even stronger brand that decidedly reflects the Polo Ralph Lauren sensibility. The design aesthetic is classic and the execution has been flawless. This was an extraordinary accomplishment. I congratulate everyone on our remarkably talented team who has been involved in building a business that we project to generate $400 million in revenues in its first full year under our direct control.

Throughout the year and across the Company we continued to execute our multi-year initiatives, taking consistent steps toward our vision of the future. We consolidated our European operations, expanded our business throughout Asia and introduced our home designs to the professional interior designer community. With the acquisition of our childrenswear licensee, we are now adding another important business that we believe we can continue to expand. Since launching Polo for boys 25 years ago, we've developed a substantial global business extending beyond boys to include newborns, infants, toddlers and girls.

We successfully completed a secondary offering for Goldman Sachs of their total holdings, approximately 10.6 million shares. While the Company did not receive funds from this offering, it did present an opportunity for us to market our story to new and potential shareholders. We welcome more than 75 new institutional investors to our shareholder base as a result of this offering. In addition to the offering, we initiated a quarterly cash dividend this year.

We continue to strengthen our management team to help direct our global operations. The leadership of Polo Ralph Lauren is stronger than ever. This year we added senior management strength in key areas, including manufacturing, store management, retail development and international operations. Our business is a success because of the passion and talent of all our employees, across all levels of the organization. I am particularly proud of our ability to attract and retain the best people in the industry. It gives this Company a valuable mix of deep experience and fresh energy — as well as a common desire to constantly improve.

As many of you know, one of our core values is our belief in giving back to the communities where we work, live and do business. Over the years, we have led a variety of programs for cancer care and prevention, ranging from Fashion Targets Breast Cancer to our global Pink Pony Campaign. Recently, we've taken a leadership role in the fight against cancer in underserved communities by providing access to high quality medical care in those areas. In May 2003, the Ralph Lauren Center for Cancer Care and Prevention opened its doors in Harlem. The Center, the result of a partnership with Memorial Sloan-Kettering Cancer Center and North General Hospital, provides state-of-the-art prevention, detection and treatment programs. We are proud that it is regarded as a valuable resource for the community as well as a model for other communities.

Over the past few years we have welcomed several new members to our Board of Directors, increasing the number of independent directors and expanding the collective experience and expertise of the Board. This year Myron E. (Mike) Ullman, III joined our board. Mike is retired Directeur General, Group Managing Director of LVMH. His extensive experience in the international luxury business will benefit Polo Ralph Lauren greatly as we continue to expand our brand globally. At the same time, as Vice Chairman Lance Isham retires, I want to thank him for the innumerable contributions he made to the Company in his 22-year career with us, most recently leading the consolidation and integration of our European business.

Looking ahead, I see a world of opportunity for Polo Ralph Lauren. More important, I see a company that consistently demonstrates its ability to see and seize opportunity, to create and maintain excellence. Polo Ralph Lauren's strength and power are due in no small measure to the support of our Board of Directors, our management, all our employees, our business partners, our shareholders and most importantly, our customers. I thank you all. And, I am excited about all we will accomplish in the year ahead.

Ralph Lauren

RALPH LAUREN
Chairman of the Board
Chief Executive Officer

AT HOME, ABROAD AND ON THE INTERNET, POLO RALPH LAUREN CONTINUES TO EXTEND OUR GLOBAL BRAND'S REACH AND TO MAXIMIZE THE EXPERIENCE.

BRAND BUILDING

Everything we do begins with the sensibility and authenticity of the Polo Ralph Lauren brand. As a result, Polo Ralph Lauren is one of the world's premier brands, universally recognized and associated with distinct design, luxury and quality. We continue to elevate the experience that people immediately associate with Polo Ralph Lauren through more than 35 years of brand building expertise.

Contributing to the success of Polo Ralph Lauren is our integrated approach to advertising and marketing, which uniquely showcases the world of Ralph Lauren. That began early in the Company's history when Ralph Lauren pioneered our signature multi-page lifestyle ads as a means to let customers begin to experience the brand through cinematic advertising. Our lifestyle approach now distinguishes not only our print advertising, but also makes our television and direct mail ads and Polo.com equally distinctive.

Polo Ralph Lauren retail stores continue to be an important physical extension of our global brand. Our Milan flagship store will open this fall, extending the Polo Ralph Lauren retail experience to the most prestigious shopping district of Italy's fashion capital. The store will be an elegant showcase for the complete range of Ralph Lauren luxury apparel and accessories — from Men's Purple Label and Polo, to Women's Collection, Black Label and Blue Label. The new store will also feature our home collection, including furniture, linens, lighting, tabletop and home accessories.

Our success with our own specialty retail business has given us the confidence to apply some of our growing expertise to our wholesale business. In recent years the overall department store channel has been losing market share and has been difficult, particularly in menswear. We are committed, as part of our multi-year initiatives, to reposition our brand with the help of our better department store partners. We are taking a leadership position by partnering with our department store customers and sharing what we've learned in the successful development of our specialty retail business. Our Ralph Lauren specialty retail business has the right elements to attract the better customer. It starts with product and includes the right mix of merchandise, visual presentation and excellent customer service. In pilot programs with department stores, we have used our retail expertise to improve merchandise mix, adjust staffing and incorporate in-store coordinators, as well as update shops with strategic capital spending. The result has been strong increases in sales. We expect to roll out this program with other department store partners in additional locations.

Polo.com provides a virtual showcase for the world of Ralph Lauren. The site gives customers not only the ability to shop our merchandise, but also to see and experience the brand. Visitors can have a runway-side seat at our fashion shows or consult with the style guide for advice on how to wear everything from our iconic knit shirt to the newest fashions. RLHome.polo.com, one of our newest features, is quickly contributing to our strong sales in home collection, by making every product visible and available online. We've also added global reach to the brand by launching eight new international websites, all in local languages.

Whether experienced through advertising, in improved department store shops, in our own retail stores or virtually at Polo.com, Polo Ralph Lauren continues to strengthen one of the world's most valued brands.

SPECIALTY RETAIL

Our specialty retail stores are an extension of our vision, and we have made them the ultimate retail experience. They are quickly becoming the largest part of our business.

Our retail strategy starts with product, and Ralph Lauren continues to design the best and most sought-after products available in the marketplace. We continue to increase the amount of exclusive or limited-distribution product in our Ralph Lauren stores. Our core customer is affluent, sophisticated and appreciates high quality, unique products.

We've been adding experience and strength to the leadership of our specialty retail group and, coupled with the right merchandising and marketing support, we are making significant advances in how we operate our retail stores, providing a fresh flow and exciting mix of products. Our focus on operational excellence in the past two years has improved the profitability of our specialty stores. This year's strong comparable store sales makes us optimistic about the future of these stores and confident in our progress on delivering stronger operating profits.

We have developed a strong real estate and store strategy. We plan to open 50 to 60 stores over the next five years in the United States in key markets in metro areas, resorts, affluent communities and luxury malls. Each store is tailored to our customers in that community and provides them with a unique and inspirational shopping experience. For example, we opened a 4,000-square-foot Ralph Lauren store in New Canaan, CT, tailored specifically for that market, featuring a broad assortment of men's, women's and children's apparel and select giftware and home accessories. We also opened a store in Nantucket in a unique historic building in the center of town, designed to represent the Ralph Lauren aesthetic, that caters to the needs of the islanders.

Internationally, our new Milan flagship store is on track to open in fall 2004. It will offer a complete range of Ralph Lauren luxury apparel and accessories and an extensive selection of Ralph Lauren Home furnishings, all in a unique and elegant Ralph Lauren shopping environment.

Polo.com continues to be an important and successful part of our specialty retail initiative. Building on our retail strategy of offering exclusive merchandise to our customers, Polo.com is the destination for those who want to "custom design" their own polo shirts and oxfords. Additionally, Polo.com serves as a virtual inventory stockroom for our stores when the style, size or color of the item is not available in one of our stores.

Club Monaco is beginning to see the results of its multi-year regeneration, thanks to the right formula of merchandise, marketing, real estate and store execution strategies. Last year, we completed the Club Monaco headquarters move to New York. We are leveraging best practices in various areas, including loss prevention, purchasing, merchandising, financial controls and payroll. We are poised to begin Club Monaco store expansion in Fiscal 2005, adding eight 3,500- to 4,000-square-foot stores in select urban locations and upscale malls. Club Monaco complements our Ralph Lauren business with a more modern, urban sensibility.

Our approach to specialty retail is simple — all of our stores are an extension of our unique and elegant brands.

WITH OUR PROVEN EXPERTISE IN CREATING UNIQUE SHOPPING ENVIRONMENTS, SPECIALTY RETAIL IS QUICKLY BECOMING THE FASTEST GROWING AREA OF OUR BUSINESS.

BY CREATING FULL LIFESTYLE BRANDS WE CONTINUE TO EXTEND THE WORLD OF RALPH LAUREN.

BRAND EXTENSIONS

Polo Ralph Lauren has a unique ability to create products for the way people live and that help people live the life they dream. There is still more to come as we expand and extend the Ralph Lauren lifestyle through new products, in new categories and in new parts of the world.

This year we took direct operational responsibility for the previously licensed Lauren by Ralph Lauren brand. Lauren is one of the most successful better women's lines launched in the past decade. We know the Lauren customer, we know what she wants and we have created a line with a true Ralph Lauren aesthetic to meet her needs. A full lifestyle brand — black tie, career, polished casual, weekend and denim — Lauren features upgraded fabrication and styling, without increased prices.

Lauren is a brand with strong marketplace recognition, consumer demand and loyalty, and enormous potential. There are additional opportunities in new categories, including suits, coats and accessories. Already, we have expanded Lauren into home, including bath and bedding, furniture and our newly created tabletop line. And, our newest fragrance — Lauren Style — will launch this fall.

Polo Ralph Lauren has a proven track record in innovative brand extensions to meet the varied lifestyles and needs of our customers. We offer classic and vintage apparel and accessories for layette and infant, girls and boys, and fine gift items in our own jewel box Ralph Lauren children's store in New York City. We meet the sports needs of our customers whether it be golf, tennis, biking or winter sports. Our golf collections use the best fabrics available for comfort and style on the fairways. And our RLX Polo Sport line offers the ultimate in high performance functional athletic apparel and accessories — all with the Ralph Lauren quality and aesthetic.

One of our most iconic offerings — the Polo shirt — can now be "custom designed" online. And because of its overwhelming popularity, we have added the create-your-own oxford shirt both in regular cut and the new slim fit. Just another way we innovate to create demand for new fashion while remaining true to our heritage.

Our home business provides a perfect example of our ability to tier our brands. Ralph Lauren Home is high-end and sold primarily in our specialty retail stores, while Lauren home products, including bed, bath, furniture and tabletop, are distributed in better department stores.

To extend our home collection into the interior design market, we opened our designer showroom in New York City. It was extremely well received by the interior design community, helping us grow an important customer base.

The strength of the Polo Ralph Lauren brand is a direct result of our ability to strategically extend the world of Ralph Lauren. Whether through our careful licensing arrangements, strong department store presence, full lifestyle brands, distinct specialty retail stores or tailored online experiences, Polo Ralph Lauren is dedicated to diligently growing our business without compromise.

INTERNATIONAL EXPANSION OPPORTUNITIES

International expansion continues to present a wealth of opportunity for our Company. This year our business outside the United States was approximately 30% of the $4.8 billion total worldwide wholesale net sales of Polo Ralph Lauren products with Europe, Japan, South Korea and other Pacific Rim countries being the largest contributors. Our strong, flexible infrastructure allows us to capitalize on opportunities and grow our businesses in all these areas.

Our approach to each region is specific to its business climate and structure. Yet, our common goal is to broaden our reach primarily through increasing direct brand ownership and control with new specialty retail store openings. In Europe, we bought back our licenses and spent the past couple of years building an infrastructure that supports our current business and has the flexibility to support a business twice the size of our existing European business.

We will expand our retail presence in Europe with the opening of a new flagship store in Milan in the fall of 2004. Over the next three to five years, we plan to open between 20 to 25 stores in urban and resort locations across the continent, all positioned to enhance our luxury strategy.

We completed the consolidation of our European business — on time and on budget. This consolidation effort was a short-term initiative to support our longer-term international growth strategy. We consolidated our five operating office locations to one, opening our Geneva headquarters in June 2003. We have built the staff needed to support our expanding business in Europe, with approximately 140 people across finance, human resources, production and sales and customer service functions.

We consolidated our European distribution into a central state-of-the-art distribution center in Parma, Italy. The facility was built in a record six months and we began shipping the majority of our goods from that location in June 2003. Throughout our Fiscal 2004, we migrated our retail systems to one global platform, running our European business on a more efficient, non-duplicative infrastructure. Our goal is to reduce costs, increase service levels and provide an infrastructure to support future growth — in Europe and around the world.

Throughout Asia, there is a strong demand for luxury lifestyle products. Our business in Asia is supported by 13 license agreements. We have an enormous opportunity to further develop our brand in this part of the world. We acquired 50% of our Japanese master license and a 20% equity interest in Japanese sublicenses for various apparel categories. We are meeting all of our initial expectations with this arrangement and are aiming to expand our retail presence there.

We have many opportunities with our Asian store relationships. In the past few years, our licensees have renovated 125 shop-in-shops in Japan, yielding double-digit sales increases in the renovated shops. The renovation of 200 shop-in-shops in South Korea has contributed to strong growth, and our licensee opened a new flagship store in Seoul this year. Our licensees have also opened new Ralph Lauren stores in Taiwan, Malaysia, Singapore and Australia. We are currently identifying opportunities to expand our Ralph Lauren specialty retail stores, and in the next year, expect to find additional locations.

Strategic, global expansion is key to extending the reach of the Polo Ralph Lauren brand. Providing the best brand experience in the best locations possible is integral to our success.

WITH A GLOBAL STANDARD FOR CREATIVE EXCELLENCE, POLO RALPH LAUREN IS EXPANDING THE REACH OF OUR WORLD-CLASS BRAND.


















RALPH LAUREN


















WORLDWIDE WHOLESALE NET SALES

FISCAL 2004 WORLDWIDE WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS(1)

(dollars in millions)


23.7%
2
42.1%
1
3
10.1%
4
9.1%
6
5
7.4%
7.6%

1	MEN'S	$ 2,037
2	WOMEN'S	1,144
3	ACCESSORIES	487
4	FRAGRANCES	442
5	HOME	368
6	CHILDREN'S	359
	total	$ 4,837

FISCAL 2004 WORLDWIDE WHOLESALE NET SALES BY GEOGRAPHIC LOCATION(1)

(dollars in millions)


12.6%
2
9.7%
3
69.8%
1
4
4.0%
5
2.0%
6
1.9%

1	UNITED STATES	$ 3,376
2	EUROPE	607
3	JAPAN	469
4	PACIFIC RIM / SOUTH KOREA	195
5	CANADA	97
6	OTHER (Australia, South America, etc.)	93
	total	$ 4,837

OPERATIONAL REVIEW

Fiscal 2004 was a strong year for Polo Ralph Lauren. Our product is superior and our design has global appeal. Our marketing and advertising have been groundbreaking over the years and have established a signature Ralph Lauren aesthetic. In the past couple of years we've been concentrating on operational execution and the refinement of our business processes. Our goal is to match our world-class design with a world-class organization and infrastructure and we have made tremendous progress.

Polo Ralph Lauren operates in three business segments: wholesale, retail and licensing. Our organization and infrastructure are designed to support the strategic initiatives in each of our businesses.

SEGMENT REVENUES
($ millions)


2,364
242
924
1,198
2,439
250
1,002
1,187
2,650
269
1,171
1,210
FY02
FY03
FY04
WHOLESALE
RETAIL
LICENSING

WHOLESALE

The most visible accomplishment this year was the relaunch of the Lauren line. This is a business that we continue to project at $400 million in revenues, with mid-teens operating margins, in its first full year under our direct control. We assembled a first-rate team of 150 people. We designed, manufactured and brought to market three lines — Spring, Summer and Fall. We refitted 350,000 square feet in our Greensboro distribution center to accommodate the Lauren product. Our ability to handle this line in our existing owned facility is a direct result of our investments in our cross-docking and other initiatives in Greensboro to create available space. We established a Lauren headquarters at 550 Seventh Avenue in New York City and opened new, fully dedicated Lauren showrooms in New York and Dallas.

In the department store environment, we believe that all of the Ralph Lauren brands have to stand apart. So we are continuing our partnership with the better department stores to make sure that Lauren is positioned correctly. We have approximately 500 missy, petite and women's shop-in-shops renovations completed or underway to improve the presentation and shopping experience for the Lauren customer. The line has been very well received by the consumer with its updated look, broadened lifestyle and enhanced quality. Lauren is now also available on Polo.com. In summary, this was a flawless execution, completed on time and on budget.

After a period of repositioning, we are enthusiastic about the outlook for our Polo brands men's business. Our goal is to ensure the proper placement of our product in the marketplace and we have taken an aggressive approach to having appropriate distribution and inventory levels. This has resulted in an increase in full-price sell-throughs and a significant reduction of promotional or off-price sales of our product. Looking forward, our priority is to increase profitability through improved planning and targeted marketing into the top doors which generate a majority of our revenues.

We have taken a leadership position in the industry by partnering with a major department store group to improve performance. A combination of better merchandising, staffing, training and marketing resulted in double-digit sales improvements in our pilot locations. We've started to roll out this program with seven

POLO RALPH LAUREN

OPERATIONAL REVIEW

RETAIL

Our specialty retail stores reflect Ralph Lauren's vision and have become unique shopping experiences as we continue to increase the amount of exclusive or limited-distribution merchandise available in our stores.

RETAIL OPERATING MARGINS



2.0%
4.0%
6.2%
FY02
FY03
FY04

Our focus on operational excellence in our retail group is generating improved financial results. Over the last two years, we improved our operating margins by 420 basis points and we have planned an additional 200-basis-point improvement for Fiscal 2005. This improvement at retail is achieved through a combination of strong customer response to our product — as evidenced by our same store sales this year — better planning and merchandising, improvements to our retail infrastructure and increased investment in advertising. We have made great progress in refining our direct marketing efforts to develop one-to-one relationships with our customers. And, in addition to our national advertising, we speak to our customers in their local communities through regional newspapers and other media. We have an 8% to 10% intermediate-term operating profit margin target and our success to date and our plans for this division put us well on our way to achieving that objective.

We've been very successful in opening small niche stores, whether it be our Ralph Lauren children's store in New York City or our Ralph Lauren store in New Canaan, CT, which offers men's, women's and children's apparel. In May we opened a store on Main Street in Nantucket and the response has been very strong. Our past success in retail gives us the confidence to execute an ambitious growth strategy. In the next five years we plan to open 50 to 60 stores in the United States.

CROSS-DOCKED UNITS
(units in millions)



0
1.6
3.2
FY02
FY03
FY04

Our Ralph Lauren outlet stores continue to benefit from significant operating improvements, staffing initiatives and climate appropriate regional merchandising. In Fiscal 2005 we will increase the penetration of women's product, continue to reduce promotional activity and expand cross-docking at our Greensboro distribution center. We will continue to refine our execution and deliverables, as we look to very limited new store growth in this concept — with a greater focus on productivity gains.

At our Club Monaco stores we have a winning formula for accelerated growth. We've been enhancing the merchandise mix here with a renewed emphasis on color and ensuring that we have the right real estate for our merchandising strategies. We closed the Toronto headquarters and established a first-rate team in New York City to run the Club Monaco business. We completed the integration of key back-office and infrastructure systems into the Polo systems, including critical areas such as loss prevention, purchasing, merchandising, financial controls and payroll. We are now able to take advantage of our clear understanding of our Club Monaco customers and the products they want, as well as an

OPERATIONAL REVIEW

EUROPE

Our International strategy includes both broadening our reach around the world and having more direct control of our brands. We started this strategy in Europe by repurchasing our licenses and building an infrastructure to support a business significantly larger than our existing business there.

In Fiscal 2004, we concentrated our efforts in Europe on three main areas. First, we consolidated five international headquarters in three cities into one central location in Geneva. Second, we consolidated our European logistics and distribution into a central location in Parma, Italy. This new, state-of-the-art distribution center — which was paid for, built and staffed by our third-party provider — decreases transit time from Asia by approximately two weeks. As a result of these efficiencies, we expect our distribution costs to decrease approximately 40% over the next two years. And third, we migrated to standard information systems for our European operations.

Our consolidation in Europe was a very complex move that we completed on time and on budget, and we are shipping and billing on schedule. With the consolidation behind us, we will now focus on elevating our brands with select wholesale distribution and growing our retail presence. We will begin with the opening of our new flagship store in Milan in September. The four-story building will have a complete assortment of our products across all our brands. We expect to open 20 to 25 stores in the next three to five years in Europe.

LICENSING

In licensing, our strategy continues to be balancing the right mixture of what we own and operate, and what we license to appropriate and strategic partners, based on our core competencies. We have a lot of exciting new developments. The Chaps brand will be developed into a full line of products for men and we plan to expand Chaps into women's and children's apparel, denim and home items.

Our home product line is a great example of our tiering strategy at work. We have licensed brands for tabletop, bed and bath, furniture, paints, broadloom and gift items. Select Ralph Lauren stores carry the Ralph Lauren Home products and we developed the Lauren brand for our better department store partners. We will be supporting the Lauren brand this fall with a significant advertising program, covering apparel, home and our newest fragrance — Lauren Style — which is on plan to launch in the fall.

POLO RALPH LAUREN

OPERATIONAL REVIEW

INFRASTRUCTURE

We continue to make investments in our infrastructure to support our anticipated growth. We have made dramatic changes in the way we support our businesses and we now have a flexible platform to leverage their growth, which has allowed us to take in Lauren and to develop plans for our children's business.

Supply chain improvements can be seen whether it is in delivery improvements, cash-to-cash cycle reductions or significant cost per unit for distribution decreases. We now have a global logistics platform that can support our current business and allow us to take advantage of future opportunities. Our initiatives in this area are predicated on a disciplined use of capital with three objectives: to maximize the productivity of our investment in inventory, to have consistent and efficient supply chain execution and to have a truly global collaboration with our supply chain partners.

We have also made significant progress in standardizing our information systems and have completed the development of our retail, finance and human resource systems. Next year the last major piece is to consolidate four warehouse management systems to one system and implement a global wholesale system encompassing sourcing, booking, allocation and shipping.

The savings and efficiencies that we are generating from all these systems initiatives have enabled us to continue to invest not only in product design and development, but also in additional advertising and marketing and people.

Polo Ralph Lauren was started more than 35 years ago with a handful of people. And today we are 13,000 strong around the world. Over the past few years we have had many extraordinary successes because of the capability, passion and commitment to excellence of the people at Polo Ralph Lauren.

We try to attract and retain the best qualified people in all our facilities and locations and we have developed some innovative programs to support this effort. Our new global review process, training programs and executive management programs provide a platform to identify and develop the talent we need to be positioned to seize the opportunities ahead of us as we continue to execute our multi-year strategic initiatives.

One way we are investing in building tomorrow's leadership is the Polo Ralph Lauren Executive Training Program, open to recent university graduates as well as a select number of existing Polo employees. It is a one-year developmental experience that focuses on a variety of areas including leadership skills, technical skills and business acumen. We offer rotations in key areas such as design, retail, marketing, and corporate functions. Through these experiences, participants gain an in-depth view of each area and how these areas work together to support the Company's overall business objectives before taking on a permanent assignment.

Investments in our people allow us to maximize the potential of an increasingly diverse global workforce and to compete successfully in a similarly diverse global marketplace.

We see Fiscal 2005 as our breakout year — a year when Europe gets traction, we expand our children's business, Lauren comes into fruition, and we take retailing to the next level — a year in which the roll up of all the hard

YEAR TWO THOUSAND FOUR

FINANCIAL REPORT

POLO RALPH LAUREN

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is a summary and should be read together with our Consolidated Financial Statements and related notes thereto which are included in this Annual Report. We use a 52-53 week fiscal year ending on the Saturday nearest March 31. All references to "Fiscal 2004" represent the 53-week fiscal year ended April 3, 2004, while references to "Fiscal 2003" and "Fiscal 2002" represent the 52-week fiscal years ended March 29, 2003 and March 30, 2002, respectively.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained within Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements may include words such as "expect," "anticipate," "believe," "may," "should," "could" or "estimate." These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Annual Report, and are further described in the Company's Form 10-K and other reports filed with the Securities and Exchange Commission.

OVERVIEW

We operate in three integrated business operation segments: wholesale, retail and licensing.

Wholesale consists of women's and men's apparel designed and marketed worldwide, which are divided primarily into three groups: Polo Brands, Lauren and Collection Brands. In each of the wholesale groups, we offer discrete brand offerings, directed by teams comprising design, merchandising, sales and production staff who work together to conceive, develop and merchandise product groupings organized to convey a variety of design concepts. This segment includes the core business Polo Ralph Lauren as well as Lauren, Blue Label, Polo Golf, RLX Polo Sport, Women's Ralph Lauren Collection and Black Label, and Men's Purple Label Collection.

Retail consists of our worldwide Ralph Lauren retail operations that sell the product through full-price and outlet stores and Club Monaco full-price and outlet stores.

Licensing consists of product, international and home licensing alliances, each of which pay us royalties based upon sales of our product, and are generally subject to minimum royalty payments. We work closely with our licensing partners to ensure that products are developed, marketed and distributed in a manner consistent with the distinctive perspective and lifestyle associated with our brand.

FISCAL 2004 OVERALL RESULTS

During Fiscal 2004, overall revenue increased $210.3 million or 8.6% primarily as a result of strong growth in our retail business and the introduction of the Lauren line in our wholesale business, partially offset primarily by planned sales declines in our Men's wholesale business due to a reduction in off-price sales. Our licensing revenue increased $18.8 million or 7.5% as a result of growth in the footwear business, as well as the incremental effect of the consolidation of revenues from the Japanese master license, partially offset by the loss of licensing income from the Lauren label, previously operated by Jones Apparel Group, Inc. The inclusion of the 53rd week was responsible for an estimated $39.5 million of the sales increase.

Gross profit increased $115.7 million, or 9.6%, and our gross margin as a percentage of sales (gross margin rate) increased to 49.9% from 49.5% in the prior year. The increasing gross profit rate reflects the benefits of advertising, improved product mix and targeted marketing as well as a continued focus on inventory management.

Operating expenses increased $125.2 million or 13.8% primarily as a result of start-up expenses associated with the Lauren line and the increased operating expenses associated with our growth in retail sales.

During Fiscal 2004, we recorded restructuring charges of $19.6 million. These charges are composed of an additional $10.4 million for lease termination costs associated primarily with two Club Monaco retail properties included in our 2001 Operational Plan due to real estate market factors that were less favorable than originally estimated, $7.9 million for additional contract termination and severance costs related to the consolidation of our European business operations and $1.3 million related to our decision to close the RRL stores.

Our international operating results were affected by foreign exchange rate fluctuations. However, the increase in net sales due to the strengthening Euro and Canadian dollar was generally offset by a comparable increase in cost of sales and operating expenses.

BALANCE SHEET

Our financial position remains strong. Although our cash and cash equivalents decreased $0.1 million, our cash and cash equivalents net of debt position improved $72.0 million. Cash flow from operations decreased by $59.9 million primarily as a

The strengthening of the Euro has had a significant effect on certain of our balance sheet accounts including Accounts Receivable, Inventory, Accounts Payable and Long-Term Debt.

RECENT DEVELOPMENTS

On May 25, 2004, the Company entered into a definitive agreement to acquire certain of the assets and to assume certain of the liabilities of RL Childrenswear Company, LLC, relating to the Childrenswear Licensee's licensed childrenswear apparel business in the United States, Canada and Mexico (the "Childrenswear Business"). The purchase price for the acquisition of the Childrenswear Business will be $232.1 million in cash payable at closing, subject to a working capital adjustment, plus up to an additional $20 million of deferred and contingent cash payments. Payment of the purchase price will be funded by cash on hand and lines of credit as required. In addition, the Company will assume certain ordinary course trade payables and accrued expenses of the Childrenswear Licensee and accrued vacation obligations for the Childrenswear Licensee's employees who will become employees of the Company following the closing of the acquisition. The assets of the Childrenswear Licensee being acquired by the Company include, among other things, the license; all inventories of the Childrenswear Licensee; certain leases; customer lists; supplier lists; and books and records.

The Childrenswear Licensee and certain of its affiliates and shareholders have agreed to indemnify the Company for all of the liabilities of the Company related to the operation of the Childrenswear Business prior to the closing of the acquisition and have also agreed that they will not compete with the Childrenswear Business for a period of three years after the closing date. In addition, the Childrenswear Licensee and certain of its affiliates will provide information systems and accounting services to the Company for a transitional period following the closing.

The closing of the proposed transaction is subject to customary conditions, including the receipt of certain third-party consents and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The closing of the transaction is anticipated to occur in late June 2004.

Our licensing arrangements with Jones Apparel Group, Inc. ("Jones") relating to the "Lauren" and "Ralph" lines ended on December 31, 2003, and we have begun designing, marketing and selling the Lauren line as part of our wholesale business. We are currently in litigation with Jones over the termination of the Lauren licenses. If the Jones litigation were to be determined adversely to us, it could have a material adverse effect on our results of operations and financial position. However, we intend to continue to defend the case vigorously and believe our position is correct on the merits.

The royalties that we received pursuant to the "Lauren" license agreements and "Ralph" license agreements represented revenues of approximately $23.0 million and $3.9 million, respectively, in Fiscal 2004 prior to the termination of these licenses on December 31, 2003 and $37.4 million and $5.3 million, respectively, during Fiscal 2003. We expect that the income from our sales of Lauren products will at least replace the royalty income previously attributable to the Lauren and Ralph license agreements for Fiscal 2005. In total, royalties received from Jones, including royalties from the "Polo Jeans" license agreements, accounted for 17.2% and 27.2% of our aggregate licensing revenue for Fiscal 2004 and Fiscal 2003, respectively. Our "Polo Jeans" license agreements with Jones continue in effect.

In June 2003, one of our licensing partners, WestPoint Stevens, Inc., and certain of its affiliates ("WestPoint") filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. WestPoint produces bedding and bath product in our Home Collection. On December 19, 2003, the United States Bankruptcy Court approved an amended licensing agreement between WestPoint and us, which provides for the same royalty rate and minimum royalties that are not materially lower than under the previous agreement.

RECENT ACQUISITIONS

In February 2003, we acquired a 50% controlling interest in the Japanese master license for the Polo Ralph Lauren men's, women's and jeans business in Japan. All of the revenues and expenses for the Japanese master license are included in our consolidated statements of operations, and we record minority interest expense to reflect the share of earnings or losses allocable to the 50% minority interest holder in the Japanese master license. These amounts are included in Other (income) expense, net, in the consolidated statements of operations. We recorded minority interest expense of $1.4 million for the year ended April 3, 2004.

Also, in February 2003, we acquired an 18% equity interest in the company that holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan. In May 2003, we acquired an additional 2% equity interest in this company. For the year ended April 3, 2004, we recorded $5.5 million of equity investment income related to this 20% investment in Other (income) expense, net, in the consolidated statements of operations. Results for our 50% interest in the Japanese master license

RESTRUCTURINGS

During Fiscal 2004, we determined that the two remaining RRL stores would be closed. In connection with this decision we recorded a $1.3 million restructuring charge for lease termination costs and fixed asset impairments.

During Fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate our business operations. The major initiatives of the plan included the following: consolidation of our headquarters from five cities in three countries to one location, the consolidation of our European logistics operations to Italy and the migration of all European information systems to a standard global system. In connection with the implementation of this plan, the Company recorded a restructuring charge of $7.9 million during Fiscal 2004 and a $14.4 million charge during Fiscal 2003, of which $17.1 million had been paid through April 3, 2004. It is expected that this plan will be completed and the remaining liabilities will be paid in Fiscal 2005.

During Fiscal 2001, we implemented the 2001 Operational Plan. Due to real estate market factors that were less favorable than originally estimated, we recorded an additional $10.4 million charge during Fiscal 2004. We expect to settle the remaining liabilities in Fiscal 2005 or in accordance with contract terms.

RESULTS OF OPERATIONS

The table below sets forth results in millions of dollars and the percentage relationship to net revenues of certain items in our consolidated statements of income for our last three fiscal years:

FISCAL YEAR ENDED: (Dollars in millions)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
NET SALES	$ 2,380.9	$ 2,189.3	$ 2,122.3	90.0%	89.8%	89.8%
LICENSING REVENUE	268.8	250.0	241.4	10.0	10.2	10.2
NET REVENUES	2,649.7	2,439.3	2,363.7	100.0	100.0	100.0
GROSS PROFIT	1,323.3	1,207.6	1,146.8	49.9	49.5	48.5
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,030.0	904.8	837.6	38.9	37.1	35.4
RESTRUCTURING CHARGE	19.5	14.4	16.0	0.7	0.6	0.7
INCOME FROM OPERATIONS	273.8	288.4	293.2	10.3	11.8	12.4
FOREIGN CURRENCY LOSSES (GAINS)	1.9	0.5	(1.8)	–	–	(0.1)
INTEREST EXPENSE	10.0	13.5	19.0	0.4	0.6	0.8
INCOME BEFORE PROVISION FOR INCOME TAXES AND OTHER (INCOME) EXPENSE, NET	261.9	274.4	276.0	9.9	11.2	11.7
PROVISION FOR INCOME TAXES	95.0	100.2	103.5	3.6	4.1	4.4
OTHER (INCOME) EXPENSE, NET	(4.1)	–	–	(0.2)	–	–
NET INCOME	$ 171.0	$ 174.2	$ 172.5	6.5%	7.1%	7.3%

CONSOLIDATION OF EUROPEAN ENTITIES — CHANGE IN REPORTING PERIOD

Effective December 30, 2001, for reporting purposes, the Company changed the fiscal year ends of its European subsidiaries as reported in the consolidated financial statements to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on a three-month lag with a fiscal year ending December 31. Accordingly, the net activity shown below for the three-month period ended December 29, 2001, for those European subsidiaries is reported as an adjustment to retained earnings in the fourth quarter of Fiscal 2002 in the accompanying financial statements:

THREE MONTHS ENDED: (Dollars in millions)	DECEMBER 29, 2001
NET SALES	$ 49.5
GROSS PROFIT	25.5
LOSS BEFORE BENEFIT FROM INCOME TAXES	(0.7)

Net income for the year ended March 30, 2002, for the consolidated Company if the European subsidiaries remained on a three-month lag would have been $159.7 million.

FISCAL 2004 COMPARED TO FISCAL 2003

Net Revenues Net revenues for Fiscal 2004 were $2.650 billion, an increase of $210.3 million over net revenues for Fiscal 2003. This increase was primarily due to increases in our retail segment as a result of our improved comparable retail store sales, continued store expansion and the favorable impact of the strengthening Euro and Canadian dollar. Also contributing to the sales increase was the 53rd week in Fiscal 2004 compared to 52 weeks in Fiscal 2003. The 53rd week was responsible for an estimated $39.5 million of the sales increase. Further influencing the increase in net revenues were overall increases in licensing revenues driven by the incremental effect of the consolidation of revenues from the Japanese master license and improved results in the footwear business. Additionally, wholesale revenues increased as a result of the sale of Lauren products commencing in the third quarter of Fiscal 2004. These increases were partially offset by decreased sales in our wholesale business primarily driven by planned reductions in off-price sales in our men's, women's and European business as well as the loss of the Lauren and Ralph royalties from Jones. Net revenues for our business segments are provided below.

FISCAL YEAR ENDED (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	INCREASE/ (DECREASE)	PERCENT CHANGE
NET REVENUES:				
WHOLESALE	$ 1,210,397	$ 1,187,363	$ 23,034	1.9%
RETAIL	1,170,447	1,001,958	168,489	16.8
LICENSING	268,810	250,019	18,791	7.5
TOTAL NET REVENUE	$ 2,649,654	$ 2,439,340	$ 210,314	8.6%

Wholesale net sales increased primarily due to the addition of the Lauren line, which accounted for net sales of approximately $109.8 million in the current year partially offset by:

- a $60.4 million decrease in the domestic men's wholesale business, which resulted from a planned reduction in off-price sales and a reduction in spring sales due to a planned reduction of sales to lower-margin customers;
- the elimination of the women's Ralph Lauren Sport line, which accounted for net sales of approximately $12.3 million in the prior year; and
- decreases in the European wholesale business, primarily due to the soft economic conditions in Europe, of approximately $65.4 million on a constant dollar basis, offset by a $45.1 million favorable impact due to a stronger Euro in the current period.

Retail net sales increased primarily as a result of:

- a $43.7 million, or 14.4%, increase in comparable full-price store sales and the $48.8 million, or 7.6%, increase in comparable outlet store sales on a constant dollar basis. Excluding the extra week in Fiscal 2004, comparable store sales increased 12.2% and 5.7% in full-price and outlet stores, respectively, on a constant dollar basis. Comparable store sales for the 53 weeks increased 18.0% and 8.8% for the full-price stores and the outlet stores, respectively, while comparable store sales on a 52-week basis increased 15.8% for full-price stores and 6.9% for outlet stores. Comparable store sales information includes both Ralph Lauren stores and Club Monaco stores;
- worldwide store expansion. During Fiscal 2004, the Company added 15 stores and closed 7 stores. Our total store count at April 3, 2004, was 263 stores compared to 255 stores at March 29, 2003; and
- the stronger Euro and Canadian dollar in the current period, accounted for approximately $27.0 million of the increase in net sales.

Licensing revenue increased primarily as a result of:

- a $27.5 million increase in international licensing primarily due to the incremental effect of the consolidation of revenues from the Japanese master license;
- a $3.5 million increase in domestic licensing due to improvements in the footwear business; and
- partially offset by the loss of $15.8 million of Lauren and Ralph royalties from Jones compared to the prior year.

Gross Profit Gross profit increased $115.7 million, or 9.6%, for Fiscal 2004 compared to Fiscal 2003 primarily as a result of the increases discussed above. Gross profit as a percentage of net revenues increased to 49.9% from 49.5%. This increase reflects a change in business mix, with retail sales representing 44.2% of revenues in Fiscal 2004 compared to 41.1% in Fiscal 2003 and marketing. The rate improvement also reflects a continued focus on inventory management. Although our inventory balance at April 3, 2004, is approximately the same as it was at March 29, 2003, this primarily reflects the appreciation of the Euro, inventories related to our Lauren wholesale business and increased levels of inventory related to our retail growth offset by decreases in inventory in other lines of business.

Selling, General and Administrative Expenses Selling, general and administrative expenses ("SG&A") increased $125.2 million, or 13.8%, to $1.030 billion during Fiscal 2004 from $904.8 million during Fiscal 2003. SG&A as a percent of net revenues increased to 38.9% from 37.1%. The increase in SG&A was primarily driven by:

- higher selling salaries and related costs of $43.4 million exclusive of the effect of foreign currency exchange rate fluctuations in connection with the increase in retail sales and worldwide store expansion;
- approximately $30.4 million of the increase in SG&A was due to the impact of foreign currency exchange rate fluctuations, primarily as a result of the strengthening of the Euro and Canadian dollar in Fiscal 2004;
- expenses of $28.1 million associated with the Lauren wholesale business, exclusive of additional corporate and overhead expenses incurred and reduced royalty revenues received; and
- $19.0 million of increased international licensing SG&A primarily due to the consolidation of incremental expenses in connection with the Japanese master license.

Restructuring Charge We recorded restructuring charges of $19.6 million during Fiscal 2004 compared to restructuring charges of $14.4 million during Fiscal 2003. The Fiscal 2004 restructuring charge is comprised of an additional $10.4 million for lease termination costs primarily associated with two Club Monaco retail properties included in our 2001 Operational Plan due to real estate market factors that were less favorable than originally estimated, and $7.9 million for additional contract termination and severance costs related to the consolidation of our European business operations (approximately $6.7 million for the wholesale business and $1.2 million for the retail business) and $1.3 million for lease termination and asset write-offs associated with the March 2004 decision to close our RRL stores. The Fiscal 2003 restructuring charge of $14.4 million related to severance and contract termination costs in connection with the consolidation of our European business operations.

Income (Loss) from Operations Income from operations decreased $14.6 million, or 5.1%, in Fiscal 2004 compared to Fiscal 2003. This decrease was primarily driven by a decrease in wholesale operating profits, restructuring charges, the decrease in Lauren and Ralph royalties from Jones following the license termination in December 2003 and the start-up expenses associated with the Lauren line. These decreases were partially offset by an increase in the retail segment's profits. Income from operations was not significantly impacted by the stronger Euro and Canadian dollar period because the increased sales resulting from exchange rate fluctuations were substantially offset by a comparable increase in expenses. Income from operations for our business segments are provided below.

FISCAL YEAR ENDED (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	INCREASE/ (DECREASE)	PERCENT CHANGE
INCOME (LOSS) FROM OPERATIONS:				
WHOLESALE	$ 93,128	$ 124,476	$ (31,348)	(25.2)%
RETAIL	72,915	40,366	32,549	80.6
LICENSING	127,319	138,018	(10,699)	(7.8)
	293,362	302,860	(9,498)	(3.1)%
LESS: RESTRUCTURING CHARGE	(19,566)	(14,443)		
INCOME FROM OPERATIONS	$ 273,796	$ 288,417		

- ***Wholesale operating income*** decreased primarily as a result of decreased net sales in our domestic men's business and European wholesale operations. The incremental effect of Lauren sales in the fourth quarter on our wholesale business' income from operations was largely offset by start-up and ordinary operating expenses associated with the Lauren wholesale business.
- ***Retail operating income*** increased primarily as a result of increased net sales and improved gross profits as a percentage of net revenues. These increases were partially offset by the increase in selling salaries and related costs in connection with the increase in retail sales and worldwide store expansion.
- ***Licensing income*** decreased primarily due to the loss of the Lauren and Ralph royalties from Jones. This decrease was partially offset by improvements in the footwear business and by the inclusion of the operations of the Japanese master license.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign Currency (Gains) Losses The effect of foreign currency exchange rate fluctuations resulted in a loss of $1.9 million during Fiscal 2004, compared to a $0.5 million loss during Fiscal 2003. These losses primarily related to transaction losses on unhedged inventory purchases and royalty payments in Europe resulting from increases in the value of the Euro compared to the dollar. These losses are unrelated to the impact of changes in the value of the dollar when operating results of our foreign subsidiaries are converted to U.S. dollars. In the prior period, these losses primarily related to transaction losses on the unhedged portion of our Euro-denominated debt caused by appreciation of the Euro until we entered into the cross currency swap in June 2002, which were partially offset by $1.3 million of gains recorded on the Japanese forward contracts that we entered into in November of 2002.

Interest Expense Interest expense decreased to $10.0 million in Fiscal 2004 from $13.5 million for Fiscal 2003. This decrease was due to the repayment of approximately $100.0 million of short-term borrowings during Fiscal 2004, as well as decreased interest rates as a result of the May 2003 interest rate swap described in "Liquidity and Capital Resources — Derivative Instruments."

Provision for Income Taxes The effective tax rate was 36.3% for Fiscal 2004 compared to 36.5% for Fiscal 2003.

Other (Income) Expense, Net Other (income) expense, net was $(4.1) million for Fiscal 2004. This reflects $5.5 million of income related to the 20% equity interest in the company that holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, net of $1.4 million of minority interest expense associated with our Japanese master license, both of which were acquired in February 2003 (except for the additional 2% equity interest in the entity that holds the sublicenses that we acquired in May 2003).

Net Income Net income decreased for Fiscal 2004 to $171.0 million from $174.2 million for Fiscal 2003, or 6.5% and 7.1% of net revenues, respectively. Earnings per share on a fully diluted basis decreased by $0.07 to $1.69 per share as a result of the decrease in net income for the reasons previously discussed and an increase in diluted shares outstanding of 1.7 million due to the exercise of stock options, a higher average stock price and the award of restricted stock units to executives.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales Net sales for Fiscal 2003 were $2.189 billion, an increase of $67.0 million, or 3.2%, over net sales for Fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, net sales would have been $2.094 billion resulting in a current fiscal year increase of 4.6%. Net sales results by segment were as follows:

FISCAL YEAR ENDED (Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002	INCREASE/ (DECREASE)	PERCENT CHANGE
NET REVENUES:				
WHOLESALE	$ 1,187,363	$ 1,198,060	$ (10,697)	(0.9)%
RETAIL	1,001,958	924,273	77,685	8.4
LICENSING	250,019	241,374	8,645	3.6
TOTAL NET REVENUE	$ 2,439,340	$ 2,363,707	$ 75,633	3.2%

Wholesale net sales decreased $10.7 million, or 0.9%, to $1.187 billion for Fiscal 2003 from $1.198 billion in Fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, wholesale net sales would have been $1.164 billion and the increase would have been 2.0%. The increase primarily resulted from the following:

- increases in the European wholesale business of $66.4 million, exclusive of foreign currency exchange rate fluctuations, which resulted primarily from continued European expansion and the inclusion of PRL Fashions' operations for the full year as well as;
- $38.9 million from the favorable impact of Euro currency fluctuation, partially offset by a strategic streamlining of the amount of product sold to the department stores; and
- the elimination of the women's Ralph Lauren Sport and the Lauren for Men lines which contributed a decrease of $70.2 million.

Retail net sales increased $77.7 million, or 8.4%, to $1.002 billion for Fiscal 2003 from $924.3 million in Fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, retail net sales would have been $929.4 million, resulting in a $72.5 million increase. This increase was primarily driven by the following:

- a $49.4 million, or 8.4%, increase in comparable outlet store sales, partially offset by a $7.1 million, or 2.3%, decrease in our total full-price stores (comparable store sales information includes both Polo Ralph Lauren stores and Club Monaco stores);
- a $9.9 million increase as a result of the favorable impact of Euro currency fluctuation; and

- $30 million of the increase was due to worldwide store expansion. The Company opened 19 stores, net of closings during the year, ending the period with 255 stores as compared to 236 stores in the prior year. Included in these openings were 11 Polo Ralph Lauren stores, seven Club Monaco stores (including two Club Monaco Caban Home stores), and seven outlet stores (including one full-line outlet store, one Polo Jeans outlet store and five European outlet stores). Offsetting these openings were the closings of three outlet stores (including two full-line outlet stores and one Polo Jeans outlet store), two Club Monaco stores and one Club Monaco outlet store.

Licensing Revenue Licensing revenue increased approximately $8.6 million, or 3.6%, to $250.0 million in Fiscal 2003. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, licensing revenue would have been $237.4 million, resulting in a 5.3%, or $12.6 million, increase primarily driven by increased revenues from our international and product licensing partners of approximately $4.2 million and $8.5 million, respectively.

Gross Profit Gross profit dollars increased $60.8 million, or 5.3%, in Fiscal 2003 over Fiscal 2002. Gross profits as a percent of net sales increased to 49.5% in 2003 from 48.5% in 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, gross profit percentage would have been 48.2%. The increase in gross profit rate reflected improved product performance and merchandise margins in the domestic retail businesses, partially offset by a small reduction in wholesale margins.

Selling, General and Administrative Expenses SG&A increased $67.2 million, or 8.0%, to $904.8 million in Fiscal 2003 from $837.6 million, as compared to Fiscal 2002. These expenses as a percent of net sales increased to 37.1% in 2003 from 35.4% in 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, SG&A expenses would have been $845.0 million, or 36.3%, of net revenues. The increase in Fiscal 2003 was primarily due to higher selling salaries and related costs in connection with the incremental increase in retail sales and worldwide store expansion, the expansion of the European wholesale business, the inclusion of PRL Fashions' operations, which was acquired in October 2002, as well as the impact of foreign currency exchange rate fluctuations, primarily the strengthening of the Euro. These increases were offset by the elimination of goodwill amortization of $9.1 million as a result of the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and the recording of a gain of approximately $5.0 million related to an assignment of the sublease for one store location.

Restructuring Charge During Fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate our operations. The major initiatives of our plan included the following: consolidation of our headquarters from five cities in three countries to one location; the consolidation of our European logistics operations to Italy; and the migration of all European information systems to a standard global system. We have completed the consultation process for consolidation of the headquarters and anticipate completion of the consolidation and migration during Fiscal 2004. In connection with the implementation of this plan, the Company recorded a total $14.4 million restructuring charge (approximately $12.3 million for the wholesale business and $2.1 million for the retail business).

During Fiscal 2002, the Company recorded a $16.0 million restructuring charge for additional lease termination costs associated with the closure of our retail stores.

Operating Income Operating income decreased $6.4 million, or 2.1%, from Fiscal 2002 as follows:

FISCAL YEAR ENDED (Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002	INCREASE/ (DECREASE)	PERCENT CHANGE
INCOME (LOSS) FROM OPERATIONS:				
WHOLESALE	$ 124,476	$ 158,401	$ (33,925)	(21.4)%
RETAIL	40,366	18,799	21,567	114.7
LICENSING	138,018	132,012	6,006	4.6
	302,860	309,212	(6,352)	(2.1)%
LESS: RESTRUCTURING CHARGE	(14,443)	(16,000)		
INCOME FROM OPERATIONS	$ 288,417	$ 293,212		

Wholesale operating income decreased $33.9 million or 21.4% from Fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, wholesale operating income would have increased as a result of the increases in sales as previously discussed and lower operating expenses.

Retail operating income increased $21.6 million or 114.7% primarily as a result of the sales increases discussed earlier as well as improved gross margin rates.

Licensing income increased $6.0 million or 4.6% primarily as a result of sales increases discussed previously.

Foreign Currency Losses (Gains) The effect of foreign currency decreased to a loss of $0.5 million in Fiscal 2003, compared to a $1.8 million gain in Fiscal 2002. These gains are unrelated to the impact of changes in the value of the dollar when operating results of our foreign subsidiaries are converted to U.S. dollars. In Fiscal 2003, these losses primarily related to approximately $3.2 million of transaction losses on the unhedged portion of our Euro debt in the first quarter of the fiscal year, which resulted from increases in the Eurodollar rate until we entered into the cross currency swap in June 2002. These losses were partially offset by $2.4 million of gains realized on the Japanese forward contracts, which we further describe in the "Liquidity and Capital Resources" section. In Fiscal 2002, the gains were derived from transaction gains on the unhedged portion of our Euro debt, which resulted from decreases in the Eurodollar rate.

Interest Expense, Net Interest expense decreased to $13.5 million in Fiscal 2003 from $19.0 million in Fiscal 2002. This decrease was primarily due to decreased short-term borrowings and long-term Euro borrowings during Fiscal 2003. Approximately $2.9 million of the decrease resulted from reduced interest rates as a result of the cross currency swap, which was entered into in connection with our Euro debt in June 2002 and is further described in the "Liquidity and Capital Resources" section. The remaining decrease was primarily due to lower interest rates during the fiscal year ended March 29, 2003. These decreases were partially offset by higher Euro-to-Dollar exchange rates, which affect the Euro-denominated interest payments on the portion of the Euro debt not covered by the cross currency swap.

Provision for Income Taxes Our tax provision for Fiscal 2003 was $100.2 million as compared to $103.5 million in Fiscal 2002, a 36.5% and 37.5% effective tax rate, respectively. This decline is the result of the implementation of tax strategies.

Net Income Net income increased in Fiscal 2003 to $174.2 million from $172.5 million in Fiscal 2002, or 7.1% and 7.3% of net revenues, respectively. Diluted earnings per common share was $1.76 and $1.75 for Fiscal 2003 and Fiscal 2002, respectively. The change in diluted earnings per share resulted from the $1.7 million increase in Net income partially offset by a 0.7 million increase in the number of shares outstanding primarily as a result of the exercise of stock options and additional restricted shares.

LIQUIDITY AND CAPITAL RESOURCES

Our primary ongoing cash requirements are to fund growth in working capital (primarily accounts receivable and inventory) to support projected sales increases, construction and renovation of shop-within-shops, investment in the technological upgrading of our distribution centers and information systems, expenditures related to retail store expansion, acquisitions, dividends and other corporate activities, including the start-up costs of bringing the "Lauren" and "Ralph" lines in house. Sources of liquidity to fund ongoing and future cash requirements include cash flows from operations, cash and cash equivalents, credit facilities and other borrowings.

FISCAL 2004 COMPARED TO FISCAL 2003

We ended Fiscal 2004 with $343.5 million in cash and cash equivalents and $277.3 million of debt outstanding compared to $343.6 million and $349.4 million of cash and cash equivalents and debt outstanding, respectively, at March 29, 2003. This represents a $72.0 million increase in our cash net of debt position over the last twelve months which is primarily attributable to the following factors: (i) reduced spending on acquisitions and investments, (ii) increased proceeds received from the exercise of stock options, (iii) partially offset by reduced cash flows from operations and an increase in Euro debt of $28.9 million as a result of the strengthening of the Euro. Additionally, capital expenditures were $123.0 million for Fiscal 2004 compared to $98.7 million in Fiscal 2003.

As of April 3, 2004, we had $277.3 million outstanding in long-term Euro debt based on the year-end Euro exchange rate, an increase of $28.9 million from Fiscal 2003. The increase was entirely due to changes in the Euro-to-Dollar exchange rate. We were also contingently liable for $35.3 million in outstanding letters of credit primarily related to commitments for the purchase of inventory. The weighted-average interest rate on our borrowings at April 3, 2004 was 3.8%.

Accounts receivable increased $65.9 million primarily as a result of the inception of sales under the Lauren label and the strengthening of the Euro. $86.5 million of the increase was due to Lauren and $13.2 million was due to the change in the value of the Euro. These increases were partially offset by decreases in accounts receivable in our other wholesale divisions resulting from sales decreases and the timing of payments.

Inventories decreased $0.1 million in Fiscal 2004. The inception of the Lauren line was responsible for a $34.1 million increase and the strengthening of the Euro caused a $14.3 million increase in inventory. These increases were more than offset by reductions in inventory in our Retail and Men's wholesale business as a result of improvements in our supply chain forecasting and management and reduced inventory requirements in our men's business as a result of planned reductions in sales.

Other current assets increased $37.2 million from Fiscal 2003 primarily as a result of increases in European Value Added Tax receivables and the effects of the timing of the fiscal year-end on prepaid items.

Accounts payable increased $6.0 million compared to Fiscal 2003 primarily as a result of the addition of the Lauren line partially offset by reductions in our Men's line due to a decrease in inventory purchases and reductions in Europe due to the timing of year-end invoice receipts.

Accrued expenses increased $71.7 million primarily as a result of the addition of the Lauren label, increases in the European Value Added Tax payable, and increases in Europe due to the timing of year-end invoice receipts.

Net Cash Provided by Operating Activities Net cash provided by operating activities decreased to $210.6 million during Fiscal 2004 compared to $269.0 million in Fiscal 2003. This $58.4 million decrease in cash flow was driven primarily by the year-over-year changes in working capital described above and the decrease in net income of $3.2 million.

During Fiscal 2003, we completed a strategic review of our European business and formalized our plans to centralize and more efficiently consolidate its business operations. In connection with the implementation of this plan, we had total cash outlays of approximately $13.3 million during the year ended April 3, 2004. We also had cash outlays of $8.3 million during Fiscal 2004 in connection with our 2001 Restructuring Plan, primarily related to lease termination costs. It is expected that the remaining liabilities of both plans will be paid throughout Fiscal 2005.

Net Cash Used in Investing Activities Net cash used in investing activities was $132.7 million in Fiscal 2004 as compared to $166.3 million in Fiscal 2003. Both the Fiscal 2004 and Fiscal 2003 net cash used primarily reflected capital expenditures related to retail expansion and upgrading our systems and facilities, as well as shop-within-shop expenditures. The Fiscal 2004 net cash used also reflects $5.4 million for an additional 2% equity interest in the company that holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, an additional $3.5 million primarily for additional transaction costs to acquire a 50% interest in the Japanese master license, $1.0 million for an additional payment on the first earn-out payment calculation in connection with the PRL Fashions of Europe SRL acquisition and $7.5 million for the acquisition of a license for the use of trademarks in November 2003. Fiscal 2003 net cash used, reflects $78 million primarily for the acquisition of a 50% interest in the Japanese master license and an 18% equity interest in the company holding the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan. Our anticipated capital expenditures for Fiscal 2005 approximate $143.0 million.

Net Cash Used in Financing Activities Net cash used in financing activities was $76.4 million in Fiscal 2004 compared to $16.7 million in Fiscal 2003. Cash used in financing activities during Fiscal 2004 consisted of the net repayment of short-term borrowings of $100.9 million and the payment of $14.8 million in dividends, partially offset by proceeds of $40.4 million from the exercise of stock options. Cash used during Fiscal 2003 primarily consisted of net borrowings of $19.7 million and repurchases of common stock totaling $4.7 million, partially offset by $7.7 million of proceeds from the exercise of stock options.

FISCAL 2003 COMPARED TO FISCAL 2002

We ended Fiscal 2003 with $343.6 million in cash and cash equivalents and $349.4 million of debt outstanding compared to $244.7 million and $318.4 million of cash and cash equivalents and debt outstanding, respectively, at March 30, 2002. This represents a $67.8 million improvement in our debt net of cash position and was primarily attributable to changes in working capital due to the factors discussed below, partially offset by approximately $73.0 million of purchase price payments connected with our acquisition of a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan. Capital expenditures were $98.7 million for Fiscal 2003, compared to $88.0 million in Fiscal 2002. We acquired several retail locations from certain of our licensees in Belgium, Germany and Argentina for a total purchase price of approximately $4.6 million.

As of March 29, 2003, we had $100.9 million outstanding in short-term bank borrowings, of which $50.0 million was repaid in April 2003 with the remainder repaid in June 2003. Additionally, we had $248.5 million outstanding in long-term Euro debt based on the quarter-end Euro exchange rate. We were also contingently liable for $19.1 million in outstanding letters of credit primarily related to commitments for the purchase of inventory. The weighted-average interest rate on our borrowings at March 29, 2003 was 5.4%.

Accounts receivable increased to $375.8 million, or 6.3% at March 29, 2003 compared to $353.6 million at March 30, 2002 due to the timing of shipments. Approximately $23.0 million of the increase resulted from currency exchange rate fluctuations, primarily the strengthening of the Euro. Improvements were made in our days sales outstanding, however, the incremental effect of these improvements was offset by the additional royalty receivables recorded in Fiscal 2003 compared to Fiscal 2002.

Inventories increased $14.0 million, or 4.0%, at the end of Fiscal 2003 compared to the end of Fiscal 2002. This increase reflects the build up of certain inventory for European retail stores as part of our continued expansion. Additionally, an increase of $23.7 million resulted from currency exchange rate fluctuations, primarily the strengthening of the Euro. These increases were partially offset by decreases in other business lines.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Cash Provided by Operating Activities Net cash provided by operating activities decreased to $269.0 million during 2003 compared to $299.7 million in 2002. This $30.7 million decrease in cash flow was driven primarily by year-over-year changes in accounts receivable, inventories, prepaid expenses and accounts payable.

During Fiscal 2003, we completed a strategic review of our European business and formalized our plans to centralize and more efficiently consolidate its business operations. In connection with the implementation of this plan, we recorded a restructuring charge of $14.4 million and had total cash outlays of approximately $3.8 million during the year ended March 29, 2003.

During Fiscal 2001 and 1999 we implemented two plans: the 2001 Operational Plan and 1999 Restructuring Plan. Total cash outlays related to the 2001 Operational Plan and 1999 Restructuring Plan were $9.8 million and $2.7 million, respectively, for Fiscal 2003. As of March 29, 2003, we settled all remaining liabilities related to the 1999 Restructuring Plan. In May 2003, we settled $4.6 million of the remaining $5.2 million in liabilities related to the 2001 Operational Plan, the remaining $0.6 million was settled in Fiscal 2004.

Net Cash Used in Investing Activities Net cash used in investing activities increased to $166.3 million in Fiscal 2003 as compared to $116.0 million in Fiscal 2002. Both the Fiscal 2003 and Fiscal 2002 net cash used primarily reflected shop-within-shop and other capital expenditures related to retail expansion and upgrading our systems and facilities. The Fiscal 2003 net cash used also reflects $78.0 million primarily for our acquisition of a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicense for the Polo Ralph Lauren men's, women's and jeans business in Japan. Fiscal 2002 net cash used reflects $23.7 million for the acquisition of PRL Fashions.

Net Cash Used in Financing Activities Net cash used in financing activities was $16.7 million in Fiscal 2003 compared to $40.3 million in Fiscal 2002. This change is primarily due to the net repayment of short-term debt of $12.0 million, the repurchase of $7.7 million of our Euro debt and the repurchase of our common stock of $4.7 million, offset by the proceeds from the issuance of common stock of $7.7 million for Fiscal 2003; compared to $52.2 million of short-term debt repayment, $10.6 million of Euro debt repurchases, $2.1 million of common stock repurchases offset by the proceeds from the issuance of common stock of $24.5 million in Fiscal 2002.

In March 1998, the Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Class A common stock. Share repurchases were to be made in the open market over a two-year period, which commenced April 1, 1998. The Board of Directors has extended the stock repurchase program through April 1, 2006. Shares acquired under the repurchase program will be used for stock option programs and for other corporate purposes. As of April 3, 2004, we had repurchased 4.1 million shares of our Class A common stock at an aggregate cost of $77.5 million. As of April 3, 2004, we had approximately $22.5 million remaining in our stock repurchase program.

In November 1999, we issued Euro 275.0 million of 6.125% notes due November 2006. Our Euro debt is listed on the London Stock Exchange. The net proceeds from the Euro offering were $281.5 million, based on the Euro exchange rate on the issuance date. Interest on the Euro debt is payable annually. A portion of these net proceeds was used to acquire Poloco S.A.S. (our principal European subsidiary) and the remaining net proceeds were retained for general corporate purposes. Through Fiscal 2004, we repurchased Euro 47.7 million, or $43.6 million, based on Euro exchange rates at the time of repurchase of our outstanding Euro debt.

In November 2002, we terminated both our 1997 bank credit facility and our 1999 senior bank credit facility and entered into a new credit facility. The 1997 bank credit facility provided for a $225.0 million revolving line of credit and matured on December 31, 2002, while the 1999 senior bank credit facility consisted of a $20.0 million revolving line of credit and an $80.0 million term loan, both of which were scheduled to mature on June 30, 2003. The new credit facility is with a syndicate of banks and consists of a $300.0 million revolving line of credit, subject to increase to $375.0 million, which is available for direct borrowings and the issuance of letters of credit. It will mature on November 18, 2005. As of April 3, 2004, we had no debt outstanding under the new facility. Borrowings under this facility bear interest, at our option, at a rate equal to (i) the higher of the Federal Funds Effective Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of JP Morgan Chase Bank in effect from time to time or (ii) the LIBO Rate (as defined) in effect from time to time, as adjusted for the Federal Reserve Board's Euro currency Liabilities maximum reserve percentages, and a margin based on our then current credit ratings.

Our 2002 bank credit facility requires that we maintain certain covenants:

- a minimum consolidated tangible net worth, and
- a maximum of Adjusted Debt to EBITDAR (as such terms are defined in the credit facility) ratio.

The credit facility also contains covenants that, subject to specified exceptions, restrict our ability to:

- incur additional debt;
- incur liens and contingent liabilities;
- sell or dispose of our assets, including equity interests;
- merge with or acquire other companies, liquidate or dissolve;
- engage in businesses that are not a related line of business;
- make loans, advances or guarantees;
- engage in transactions with affiliates; and
- make investments.

Upon the occurrence of an event of default under the credit facility, the lenders may cease making loans, terminate the credit facility and declare all amounts outstanding to be immediately due and payable. The credit facility specifies a number of events of default, many of which are subject to applicable grace or cure periods, including, among others, the failure to make timely principal and interest payments, to satisfy the covenants, or to maintain the required financial performance requirements described above. Additionally, the agreement provides that an event of default will occur if Mr. Ralph Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. As of April 3, 2004, the Company was in compliance with all financial and non-financial debt covenants.

In Fiscal 2003, the Board of Directors initiated a dividend program consisting of quarterly cash dividends of $0.05 per outstanding share, or $0.20 per outstanding share on an annual basis, on our common stock. Dividends of $0.05 per outstanding share declared to stockholders of record at the close of business on June 27, 2003, September 26, 2003, December 26, 2003 and April 2, 2004 were paid on July 11, 2003, October 10, 2003, January 9, 2004 and April 16, 2004, respectively.

We believe that cash from ongoing operations and funds available under our credit facility will be sufficient to fund our current level of operations, capital requirements, the stock repurchase program, cash dividends and other corporate activities for the next twelve months.

COMMITMENTS

The following table summarizes the Company's contractual cash obligations by period as of April 3, 2004:

(Dollars in thousands)	LESS THAN ONE YEAR	1-3 YEARS	4-5 YEARS	THEREAFTER	TOTAL
INVENTORY PURCHASE COMMITMENTS	$ 250,622	$ –	$ –	$ –	$ 250,622
LONG-TERM EURO DEBT	–	277,345	–	–	277,345
CAPITALIZED LEASES	1,843	2,367	–	–	4,210
OPERATING LEASES	107,736	195,100	168,282	419,361	890,479
ADDITIONAL ACQUISITION PURCHASE PRICE PAYMENTS	7,000	–	–	–	7,000
TOTAL	$ 367,201	$ 474,812	$ 168,282	$ 419,361	$ 1,429,656

Derivative Instruments In June 2002, we entered into a cross currency rate swap which was scheduled to terminate in November 2006. The cross currency rate swap converted Euro 105.2 million, 6.125% fixed rate borrowings into $100.0 million, LIBOR plus 1.24% variable rate borrowings. We entered into the cross currency rate swap to minimize the impact of foreign exchange fluctuations on both principal and interest payments on our long-term Euro debt, and to minimize the impact of changes in the fair value of the Euro debt due to changes in LIBOR, the benchmark interest rate. The swap was designated as a fair value hedge under SFAS No. 133. Hedge ineffectiveness was measured as the difference between the respective gains or losses recognized in earnings from the changes in the fair value of the cross currency rate swap and the Euro debt.

In May 2003, we terminated the cross currency rate swap and entered into an interest rate swap that will terminate in November 2006. The interest rate swap is being used to convert Euro 105.2 million, 6.125% fixed rate borrowings into Euro 105.2 million, EURIBOR minus 1.55% variable rate borrowings. We entered into the interest rate swap to minimize the impact of changes in the fair value of the Euro debt due to changes in EURIBOR, the benchmark interest rate. The swap had been designated as a fair value hedge under SFAS No. 133. Hedge ineffectiveness is measured as the difference between the respective gains or losses recognized in earnings from the changes in the fair value of the interest rate swap and the Euro debt resulting from changes in the benchmark interest rate, and was de minimis for Fiscal 2004. In addition, we have designated the entire principal of the Euro debt as a hedge of our net investment in a foreign subsidiary. As a result, changes in the fair value of the Euro debt resulting from changes in the Euro rate are reported net of income taxes in Accumulated other comprehensive income in the consolidated financial statements as an unrealized gain or loss on foreign currency hedges. On April 6, 2004, we executed an interest rate swap to convert the fixed interest rate on Euro 50 million of the Eurobonds to a floating rate (EURIBOR based). After the execution of this swap, approximately Euro 77 million of the Eurobonds remained at a fixed interest rate.

We enter into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations on inventory and intercompany royalty payments. Gains and losses on these contracts are deferred and recognized as adjustments to either the basis of those assets or foreign exchange gains/losses, as applicable. At April 3, 2004, we had the following foreign exchange contracts outstanding: (i) to deliver Euro 67.1 million in exchange for $73.9 million through Fiscal 2005 and (ii) to deliver 8,248 million Japanese Yen in exchange for $71.0 million through Fiscal 2008. At April 3, 2004, the fair value of these contracts resulted in unrealized losses, net of taxes of $6.6 million and $6.3 million, for the Euro forward contracts and Japanese Yen forward contracts, respectively.

To the extent that any derivative instruments do not qualify for hedge accounting under SFAS No. 133, they are recorded at fair value, with all gains or losses recognized immediately in the current period earnings. In November 2002, we entered into forward contracts on 6.2 billion Japanese Yen that terminated in February 2003. While these transactions do not qualify for hedge accounting under SFAS No. 133, we entered into these forward contracts to minimize the impact of foreign exchange fluctuations on the Japanese Yen-denominated purchase price described in the agreements related to the purchase of a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, which were consummated during the fourth quarter of Fiscal 2003. We recognized $2.4 million of foreign currency gains on this transaction, which are recorded in foreign currency losses (gains) in the Consolidated Statements of Income.

We recognize foreign currency gains or losses in connection with our Euro debt and certain short-term foreign currency contracts based on fluctuations in foreign exchange rates. In connection with recording these contracts at fair market value, we recognized $1.9 million in foreign currency losses in Fiscal 2004, and $0.5 million in Fiscal 2003 included as a component of foreign currency losses (gains) in the Consolidated Statements of Income.

Off-Balance Sheet Arrangements The Company does not have any off-balance sheet financing arrangements or unconsolidated special purpose entities.

SEASONALITY OF BUSINESS

Our business is affected by seasonal trends, with higher levels of wholesale sales in our second and fourth quarters and higher retail sales in our second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail segment. As a result of the growth in our retail operations and licensing revenue, historical quarterly operating trends and working capital requirements may not be indicative of future performances. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail sales.

Fiscal 2002 reflects the change in the fiscal year end of certain of our European subsidiaries as reported in our consolidated financial statements. See "Consolidation of European Entities — Change in Reporting Period."

In connection with our acquisition of a 50% interest in the Japanese master license and the 18% (later increased to 20%) equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, results for these operations are reflected in our consolidated financial statements for Fiscal 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies employed by the Company, including the use of estimates, are presented in Note 1 to the Consolidated Financial Statements in this Annual Report.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable, inventories, goodwill, other long-lived intangible assets, income taxes, accrued expenses and derivative instruments. In applying such policies, management must use some amounts that are based upon its informed judgments and best estimates. Estimates, by their nature, are based on judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of our management. We evaluate our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations.

Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. We are not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect our financial condition or results of operations.

Revenue Recognition Wholesale sales are recognized when the title and risk of loss passes to the customer and are recorded net of returns, discounts and allowances. Returns and allowances require pre-approval from management. Discounts are based on trade terms. Estimates for end of season allowances are based on historic trends, seasonal results, an evaluation of current economic conditions and retailer performance. The Company's historical estimates of these costs have not differed materially from actual results. Sales by our retail and outlet stores are recognized when goods are sold to consumers, net of returns. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees, net of allowances.

Accounts Receivable, Net In the normal course of business, we extend credit to customers, who satisfy pre-defined credit criteria. Accounts receivable, net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends, the financial condition of our customers and an evaluation of the economic conditions. Costs associated with potential returns of products as well as allowable customer markdowns and operational chargebacks, net of the expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in accounts receivable, net. These provisions result from divisional seasonal negotiations, as well as historic deduction trends net of expected recoveries and an evaluation of current market conditions. Should circumstances change or economic or distribution channel conditions deteriorate significantly, we may need to increase these provisions.

Inventories Inventories are valued at the lower of cost First-in, First-out, ("FIFO") method, or market. We continually evaluate the composition of our inventories assessing slow-turning, ongoing product as well as prior seasons' fashion product. Market value of distressed inventory is determined based on historical sales trends for the category of inventory involved, the impact of market trends and economic conditions. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. We review our inventory position on a quarterly basis at a minimum and adjust our estimates based on revised projections and current market conditions. If economic conditions worsen, we incorrectly anticipate trends or unexpected events occur, our estimates could be proven overly optimistic, and required adjustments could materially adversely affect future results of operations. The Company's historical estimates of these costs have not differed materially from actual results.

Goodwill, Other Intangibles and Long-Lived Assets Effective March 31, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer are to be amortized, but rather be tested at least annually for impairment. This pronouncement also requires that intangible assets with definite lives continue to be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill represents the excess of purchase cost over the fair value of net assets of businesses acquired. Before adopting the provisions of SFAS No. 142, we amortized goodwill on a straight-line basis over its estimated useful life, ranging from 11 to 40 years. Beginning in Fiscal 2003, consistent with the requirements of SFAS No. 142, we no longer amortize goodwill. The Company reviews goodwill annually for impairment. In addition, trademarks that are owned, that have been deemed to have indefinite lives, are reviewed at least annually for potential value impairment. Trademarks that are licensed by the Company from third parties are amortized over the individual terms of the respective license agreement, which approximates 10 years. Goodwill amortization expense was $9.1 million in Fiscal 2002. Accumulated goodwill amortization was $23.7 million at March 30, 2002.

We assess the carrying value of long-lived and intangible assets, with finite lives, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of all intangible assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value. See Note 9 of the Notes to Consolidated Financial Statements for long-lived and intangible asset writedowns recorded in connection with our Fiscal 2001 Operational Plan and Fiscal 1999 Restructuring Plan. During Fiscal 2004, there were no material impairment losses recorded in connection with this analysis.

Income Taxes Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes." In accordance with this statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Significant judgment is required in determining the worldwide provisions for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. It is our policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities. We establish the provisions based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax provisions are analyzed periodically (at least annually) and adjustments are made as events occur that warrant adjustments to those provisions.

Accrued Expenses Accrued expenses for employee insurance, workers' compensation, profit sharing, contracted advertising, professional fees and other outstanding Company obligations are assessed based on claims experience and statistical trends, open contractual obligations, and estimates based on projections and current requirements. If these trends change significantly, then actual results would likely be impacted. Our historical estimates of these costs and our provisions have not differed materially from actual results.

Derivative Instruments SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted," requires that each derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability and measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings in either income (loss) from continuing operations or Accumulated other comprehensive income (loss), depending on whether the derivative qualifies for hedge accounting treatment.

We use foreign currency forward contracts for the specific purpose of hedging the exposure to variability in forecasted cash flows associated primarily with inventory purchases mainly by our European business, royalty payments from our Japanese licensee, and other specific activities. These instruments are designated as cash flow hedges and, in accordance with SFAS No. 133, to the extent the hedges are highly effective, the changes in fair value are included in Accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. The ineffective portion of the cash flow hedge, if any, is recognized in current-period earnings. Amounts recorded in Accumulated other comprehensive income (loss) are reflected in current-period earnings when the hedged transaction affects earnings. If the relative values of the currencies involved in the hedging activities were to move dramatically, such movement could have a significant impact on our results of operations. We are not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect our financial condition or results of operations.

Hedge accounting requires that at the beginning of each hedge period, we justify an expectation that the hedge will be highly effective. This effectiveness assessment involves an estimation of the probability of the occurrence of transactions for cash flow hedges. The use of different assumptions and changing market conditions may impact the results of the effectiveness assessment and ultimately the timing of when changes in derivative fair values and underlying hedged items are recorded in earnings.

We hedge our net investment position in subsidiaries which conduct business in Euros by borrowing directly in foreign currency and designating a portion of our Euro-denominated debt as a hedge of net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in foreign currency translation, a component of Accumulated other comprehensive income (loss), to offset the change in the value of the net investment being hedged.

Inflation The rate of inflation over the past few years has not had a significant impact on our sales or profitability.

Our significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements.

Alternative Accounting Methods In certain instances, accounting principles generally accepted in the United States allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for stock options and inventories.

- Two alternative methods for accounting for stock options are available: the intrinsic value method and the fair value method. The Company uses the intrinsic value method of accounting for stock options, and accordingly, no compensation expense has been recognized. Under the fair value method, the determination of the proforma amounts involves several assumptions including option life and future volatility. If the fair value method were used, diluted earnings per share for Fiscal 2004 would decrease approximately 10%. See Note 1 to the Consolidated Financial Statements.
- Two alternative methods for accounting for wholesale inventories are the FIFO method and the Last-in, First-out ("LIFO") method. The Company accounts for all wholesale inventories under the FIFO method. Two alternative methods for accounting for retail inventories are the retail method and the cost method. The Company accounts for all retail inventories under the cost method.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." SAB 104 expands previously issued guidance on the subject of revenue recognition and provides specific criteria which must be fulfilled to permit the recognition of revenue from transactions. The Company does not expect the issuance of SAB 104 to have a material effect on the consolidated results of operations or financial position.

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments, that under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for the provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The adoption of this pronouncement did not have a material effect on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements for SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. The Company does not intend to expense stock options; therefore the adoption of this statement did not have any impact on the consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement required companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has adopted the provisions of SFAS No. 146.

In January 2003, the FASB issued Financial Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities" which was amended by FIN 46R in December 2003. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46R apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46R apply to existing entities in the first fiscal year or interim period beginning after December 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46R did not have a material impact on the consolidated results of operations or financial position of the Company. See Note 3 to our Consolidated Financial Statements regarding our interest in Ralph Lauren Media, LLC.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligation agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject under FIN 45's scope, including guarantees issued prior to FIN 45. The adoption of FIN 45 did not have a material effect on the consolidated results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates.

We manage these exposures through operating and financing activities and, when appropriate, through the use of derivative financial instruments. Our policy allows for the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations.

During Fiscal 2004, there were significant fluctuations in the value of the Euro to Dollar exchange rate. In June 2002, we entered into a cross currency rate swap to minimize the impact of foreign exchange fluctuations on the long-term Euro debt and the impact of fluctuations in the interest rate on the fair value of the long-term Euro debt. In May 2003, we terminated the cross currency rate swap, and entered into an interest rate swap, to minimize the impact of changes in the fair value of the Euro debt due to changes in EURIBOR, the benchmark interest rate. The following quantitative disclosures are based on quoted market prices and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms and maturities. These quantitative disclosures do not represent the maximum possible loss or any expected loss that may occur, since actual results may differ from those estimates.

Foreign Currency Exchange Rates We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies related to international subsidiaries. At April 3, 2004, we had outstanding foreign exchange contracts in Europe and Japan to purchase $144.9 million through March 2004. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities and transactions being hedged. We are exposed to credit-related losses if the counterparty to the financial instruments fails to perform its obligations. However, we do not expect the counterparty, which presently has high credit ratings, to fail to meet its obligations.

Our primary foreign currency exposure relates to our Euro debt. As of April 3, 2004, the fair value of our fixed Euro debt was $292.6 million, based on its quoted market price as listed on the London Stock Exchange and translated using Euro exchange rates in effect as of April 3, 2004. The potential increase in fair value of our fixed rate Euro debt resulting from a hypothetical 10% adverse change in exchange rates would have been approximately $29.3 million at April 3, 2004. As of April 3, 2004, a hypothetical immediate 10% adverse change in exchange rates would have had a $1.8 million unfavorable impact over a one-year period on our earnings and cash flows.

Interest Rates Our primary interest rate exposure relates to our fixed rate debt. The potential increase in fair value of our fixed rate Euro debt resulting from a hypothetical 10% adverse change in interest rates would have been approximately $4.1 million at April 3, 2004. We employ a fair value hedging strategy utilizing interest rate swaps to effectively float a portion of our interest rate exposure on our fixed rate Euro debt. On April 6, 2004, the Company executed an interest rate swap to convert the fixed interest rate on Euro 50 million of the Eurobonds to a floating rate. After the execution of this swap, approximately Euro 77 million of Eurobonds remained at the fixed interest rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF POLO RALPH LAUREN CORPORATION
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Polo Ralph Lauren Corporation and subsidiaries (the "Company") as of April 3, 2004 and March 29, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 3, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 3, 2004 and March 29, 2003, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the consolidated financial statements, effective March 31, 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

As discussed in Note 1 to the consolidated financial statements, the Company eliminated the 90-day reporting lag for certain of its European subsidiaries. The results of operations of these subsidiaries for the period October 1, 2001 through December 29, 2001 are reflected as an adjustment to retained earnings in the consolidated financial statements for the year ended March 30, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, New York
June 4, 2004

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	APRIL 3, 2004	MARCH 29, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 343,477	$ 343,606
Accounts receivable, net of allowances of $30,536 and $17,631	441,724	375,823
Inventories	363,691	363,771
Deferred tax assets	21,565	15,735
Prepaid expenses and other	100,862	63,615
TOTAL CURRENT ASSETS	1,271,319	1,162,550
PROPERTY AND EQUIPMENT, NET	397,328	354,996
DEFERRED TAX ASSETS	61,579	54,386
GOODWILL, NET	341,603	315,559
INTANGIBLES, NET	17;640	11,400
OTHER ASSETS	180,772	139,931
TOTAL ASSETS	$ 2,270,241	$ 2,038,822
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank borrowings	$ –	$ 100,943
Accounts payable	187,355	181,392
Income tax payable	77,736	55,501
Deferred tax liabilities	1,821	–
Accrued expenses and other	234,218	162,511
TOTAL CURRENT LIABILITIES	501,130	500,347
LONG-TERM DEBT	277,345	248,494
OTHER NONCURRENT LIABILITIES	69,693	81,214
COMMITMENTS AND CONTINGENCIES (NOTE 13)		
STOCKHOLDERS' EQUITY:		
Common stock		
Class A, par value $0.01 per share;		
500,000,000 shares authorized: 61,498,183 and 48,977,119 shares issued	620	489
Class B, par value $0.01 per share;		
100,000,000 shares authorized: 43,280,021 shares issued and outstanding	433	433
Class C, par value $0.01 per share;		
70,000,000 shares authorized: 0 and 10,570,979 shares issued and outstanding	–	106
Additional paid-in-capital	563,457	504,700
Retained earnings	927,390	776,359
Treasury stock, Class A, at cost (4,145,800 and 4,105,932 shares)	(78,975)	(77,928)
Accumulated other comprehensive income	23,942	10,787
Unearned compensation	(14,794)	(6,179)
TOTAL STOCKHOLDERS' EQUITY	1,422,073	1,208,767
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,270,241	$ 2,038,822

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FISCAL YEAR ENDED: (In thousands, except per share data)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
NET SALES	$ 2,380,844	$ 2,189,321	$ 2,122,333
LICENSING REVENUE	268,810	250,019	241,374
NET REVENUES	2,649,654	2,439,340	2,363,707
COST OF GOODS SOLD	1,326,335	1,231,739	1,216,904
GROSS PROFIT	1,323,319	1,207,601	1,146,803
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,029,957	904,741	837,591
RESTRUCTURING CHARGE	19,566	14,443	16,000
TOTAL EXPENSES	1,049,523	919,184	853,591
INCOME FROM OPERATIONS	273,796	288,417	293,212
FOREIGN CURRENCY LOSSES (GAINS)	1,864	529	(1,820)
INTEREST EXPENSE	10,000	13,502	19,033
INCOME BEFORE PROVISION FOR INCOME TAXES AND OTHER (INCOME) EXPENSE, NET	261,932	274,386	275,999
PROVISION FOR INCOME TAXES	95,055	100,151	103,499
OTHER (INCOME) EXPENSE, NET	(4,077)	–	–
NET INCOME	$ 170,954	$ 174,235	$ 172,500
NET INCOME PER SHARE–BASIC	$ 1.73	$ 1.77	$ 1.77
NET INCOME PER SHARE–DILUTED	$ 1.69	$ 1.76	$ 1.75
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–BASIC	98,977	98,331	97,470
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–DILUTED	100,960	99,263	98,523
DIVIDENDS DECLARED PER SHARE	$ 0.20	$ –	$ –

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	TREASURY STOCK AT COST SHARES	TREASURY STOCK AT COST AMOUNT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	UNEARNED COMPENSATION	TOTAL
BALANCE AT MARCH 31, 2001	100,949,730	$ 1,009	$ 463,001	$ 430,047	3,771,806	$ (71,179)	$ (10,529)	$ (3,040)	$ 809,309
COMPREHENSIVE INCOME:									
NET INCOME				172,500					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX BENEFIT OF $4.6 MILLION							(7,652)		
CUMULATIVE TRANSITION ADJUSTMENT, NET							4,028		
NET UNREALIZED GAINS AND LOSSES ON HEDGES RECLASSIFIED INTO EARNINGS, NET							(4,875)		
UNREALIZED LOSS ON HEDGES, NET							(771)		
TOTAL COMPREHENSIVE INCOME									163,230
REPURCHASES OF COMMON STOCK					104,700	(2,067)			(2,067)
EXERCISE OF STOCK OPTIONS	1,154,709	12	24,474						24,486
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			2,862						2,862
NET LOSS OF CERTAIN EUROPEAN SUBSIDIARIES (10/1/01-12/29/01)				(423)					(423)
RESTRICTED STOCK AMORTIZATION								798	798
BALANCE AT MARCH 30, 2002	102,104,439	$ 1,021	$ 490,337	$ 602,124	3,876,506	$ (73,246)	$ (19,799)	$ (2,242)	$ 998,195
COMPREHENSIVE INCOME:									
NET INCOME				174,235					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX PROVISION OF $7.5 MILLION							47,015		
NET UNREALIZED GAINS AND LOSSES ON HEDGES RECLASSIFIED INTO EARNINGS, NET							794		
UNREALIZED LOSS ON HEDGES, NET							(17,223)		
TOTAL COMPREHENSIVE INCOME									204,821
REPURCHASES OF COMMON STOCK					229,426	(4,682)			(4,682)
EXERCISE OF STOCK OPTIONS	423,680	4	7,714						7,718
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			1,189						1,189
RESTRICTED STOCK GRANTS	300,000	3	5,460					(5,463)	–
RESTRICTED STOCK AMORTIZATION								1,526	1,526
BALANCE AT MARCH 29, 2003	102,828,119	$ 1,028	$ 504,700	$ 776,359	4,105,932	$ (77,928)	$ 10,787	$ (6,179)	$1,208,767
COMPREHENSIVE INCOME:									
NET INCOME				170,954					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX PROVISION OF $1.8 MILLION							45,526		
UNREALIZED LOSS ON HEDGES, NET							(32,371)		
TOTAL COMPREHENSIVE INCOME									184,109
CASH DIVIDEND				(19,923)					(19,923)
REPURCHASES OF COMMON STOCK					39,868	(1,047)			(1,047)
EXERCISE OF STOCK OPTIONS	1,950,085	20	40,394						40,414
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			5,703						5,703
RESTRICTED STOCK GRANTS		5	12,660					(12,665)	–
RESTRICTED STOCK AMORTIZATION								4,050	4,050
BALANCE AT APRIL 3, 2004	104,778,204	$ 1,053	$ 563,457	$ 927,390	4,145,800	$ (78,975)	$ 23,942	$(14,794)	$1,422,073

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME	$ 170,954	$ 174,235	$ 172,500
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Provision for deferred income taxes	(4,233)	8,901	21,216
Depreciation and amortization	83,189	78,645	83,919
Provision for losses on accounts receivable	2,623	1,760	2,920
Changes in other noncurrent liabilities	(18,930)	3,087	(15,628)
Provision for restructuring	19,566	14,443	16,000
Foreign currency losses (gains)	1,864	529	(1,820)
Other	5,565	(1,152)	9,173
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(55,032)	(7,798)	(92,314)
Inventories	17,227	6,365	82,721
Prepaid expenses and other	(32,439)	(19,149)	30,102
Other assets	(37,163)	2,868	6,142
Accounts payable	(2,296)	(5,080)	(11,001)
Income taxes payable	27,658	–	–
Accrued expenses and other	32,053	11,320	(4,213)
NET CASH PROVIDED BY OPERATING ACTIVITIES	210,606	268,974	299,717
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment, net	(123,026)	(98,664)	(88,008)
Acquisitions, net of cash acquired	(5,019)	(30,326)	(23,702)
Equity interest investments	(4,548)	(47,631)	–
Purchase of trademark	(7,500)	–	–
Disposal of property and equipment	7,391	13,452	–
Cash surrender value–officers' life insurance	–	(3,100)	(4,242)
NET CASH USED IN INVESTING ACTIVITIES	(132,702)	(166,269)	(115,952)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of dividends	(14,847)	–	–
Repurchases of common stock	(1,047)	(4,682)	(2,067)
Proceeds from exercise of stock options	40,414	7,718	24,486
Proceeds from (repayments of) short-term borrowings, net	–	68,000	(52,166)
Repayments of long-term debt	–	(7,700)	(10,576)
Net payments of short-term debt	(100,943)	(80,000)	–
NET CASH USED IN FINANCING ACTIVITIES	(76,423)	(16,664)	(40,323)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS AND NET INVESTMENTS IN FOREIGN SUBSIDIARIES	(1,610)	12,832	(928)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(129)	98,873	142,514
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	343,606	244,733	102,219
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 343,477	$ 343,606	$ 244,733
SUPPLEMENTAL CASH FLOW INFORMATION:			
CASH PAID FOR INTEREST	$ 9,396	$ 19,654	$ 20,193
CASH PAID FOR INCOME TAXES	$ 60,810	$ 65,163	$ 58,328
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
FAIR VALUE OF ASSETS ACQUIRED, EXCLUDING CASH	$ –	$ 38,832	$ 49,431
LESS:			
Cash paid	–	30,326	23,702
Acquisition obligation	–	–	10,500
LIABILITIES ASSUMED	$ –	$ 8,506	$ 15,229

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Polo Ralph Lauren Corporation ("PRLC") and its wholly and majority owned subsidiaries. All intercompany balances and transactions have been eliminated. PRLC and its subsidiaries are collectively referred to as "the Company," "we," "us," "our" and "ourselves," unless the content requires otherwise.

Business We design, license, contract for the manufacture of, market and distribute men's and women's apparel, accessories, fragrances, skin care products and home furnishings. Our sales are principally to major department and specialty stores located throughout the United States and Europe. We also sell directly to consumers through full-price and outlet Polo Ralph Lauren, Ralph Lauren and Club Monaco stores located throughout the United States, Canada, Europe, South America and Asia.

We are party to licensing agreements which grant the licensee exclusive rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas. The license agreements typically provide for designated terms with renewal options based on achievement of specified sales targets. The agreements also require that certain minimum amounts be spent on advertising for licensed products. Additionally, as part of the licensing arrangements, each licensee is typically required to enter into a design services agreement pursuant to which design and other creative services are provided. The license and design services agreements provide for payments based on specified percentages of net sales of licensed products. Additionally, we have granted royalty-free licenses to independent parties to operate Polo stores to promote the sale of our merchandise and our licensees' merchandise both domestically and internationally.

Fiscal Year Our fiscal year ends on the Saturday nearest to March 31. All references to "Fiscal 2004" represent the 53-week fiscal year ended April 3, 2004 and references to "Fiscal 2003" and "Fiscal 2002" represent the 52-week fiscal years ended March 29, 2003 and March 30, 2002, respectively.

Consolidation of European Entities — Change in Reporting Period Effective December 30, 2001, for reporting purposes the Company changed the fiscal year ends of its European subsidiaries, as reported in the consolidated financial statements, to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on a three-month lag with a fiscal year ending December 31. Accordingly, the net activity shown below for the three-month period ended December 29, 2001, for those European subsidiaries, is reported as an adjustment to retained earnings in the fourth quarter of Fiscal 2002 in the accompanying financial statements.

THREE MONTHS ENDED: (Dollars in millions)		DECEMBER 29, 2001
NET SALES	$	49.5
GROSS PROFIT		25.5
PRE-TAX LOSS		(0.7)
INCOME TAX BENEFIT		0.3
NET LOSS	$	(0.4)

Net income for the year ended March 30, 2002, for the consolidated Company as if the European subsidiaries remained on a three-month lag would have been $159.7 million.

Use of Estimates and Critical Accounting Policies

Critical Accounting Policies and Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Use of Estimates Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable, inventories, goodwill, other long-lived intangible assets, income taxes, accrued expenses and derivative instruments. In applying such policies, management must use some amounts that are based upon its informed judgments and best estimates. Estimates by their nature are based on judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of our management. We evaluate our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. We are not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect our financial position or results of operations.

Revenue Recognition Wholesale sales are recognized when the title and risk of loss passes to the customer and are recorded net of returns, discounts and allowances. Returns and allowances require pre-approval from management. Discounts are based on trade terms. Estimates for end of season allowances are based on historic trends, seasonal results, an evaluation of current economic conditions and retailer performance. The Company's historical estimates of these costs have not differed materially from actual results. Sales by our retail and outlet stores are recognized when goods are sold to consumers, net of returns. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees, net of allowances.

Accounts Receivable, Net In the normal course of business, we extend credit to customers, who satisfy pre-defined credit criteria. Accounts receivable, net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends, the financial condition of our customers and an evaluation of the economic conditions. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of products as well as allowable customer markdowns and operational chargebacks, net of the expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in accounts receivable, net. These provisions result from divisional seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions. Should circumstances change or economic or distribution channel conditions deteriorate significantly, we may need to increase these provisions.

Inventories Inventories are valued at the lower of cost First-in, First-out ("FIFO"), method, or market. We continually evaluate the composition of our inventories assessing slow-turning, ongoing product as well as prior seasons' fashion product. Market value of distressed inventory is determined based on historical sales trends for the category of inventory involved, the impact of market trends and economic conditions. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. We review our inventory reserve position at least quarterly and adjust our estimates based on revised projections and current market conditions. If economic conditions worsen, we incorrectly anticipate trends or unexpected events occur, our estimates could be proven overly optimistic, and required adjustments could materially adversely affect future results of operations. The Company's historical estimates of these costs have not differed materially from actual results.

Goodwill, Other Intangibles and Long-Lived Assets Effective March 31, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer are to be amortized, but rather be tested at least annually for impairment. This pronouncement also requires that intangible assets with definite lives continue to be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill represents the excess of purchase cost over the fair value of net assets of businesses acquired. Before adopting the provisions of SFAS No. 142, we amortized goodwill on a straight-line basis over its estimated useful life, ranging from 11 to 40 years. Beginning in Fiscal 2003, consistent with the requirements of SFAS No. 142, we no longer amortize goodwill. The Company reviews goodwill annually for impairment. In addition, trademarks that are owned that have been deemed to have indefinite lives are reviewed at least annually for potential impairment. Trademarks that are licensed by the Company from third parties are amortized over the individual terms of the respective license agreement, which approximates 10 years. Goodwill amortization expense was $9.1 million in Fiscal 2002. Accumulated goodwill amortization was $23.7 million at March 30, 2002.

We assess the carrying value of long-lived and intangible assets, with finite lives, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of all intangible assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value. See Note 9 for long-lived and intangible asset writedowns recorded in connection with our Fiscal 2001 Operational Plan and Fiscal 1999 Restructuring Plan. During Fiscal 2004, there were no material impairment losses recorded in connection with this analysis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes." In accordance with this statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Significant judgment is required in determining the worldwide provisions for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. It is our policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities. We establish the provisions based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax provisions are analyzed periodically (at least annually) and adjustments are made as events occur that warrant adjustments to those provisions.

Accrued Expenses Accrued expenses for employee insurance, workers' compensation, profit sharing, contracted advertising, professional fees, and other outstanding Company obligations are assessed based on claims experience and statistical trends, open contractual obligations, and estimates based on projections and current requirements. If these trends change significantly, then actual results would likely be impacted. Our historical estimates of these costs and our provisions have not differed materially from actual results.

Derivative Instruments SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted," requires that each derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability and measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings in either income from continuing operations or Accumulated other comprehensive income (loss), depending on whether the derivative qualifies for hedge accounting treatment.

We use foreign currency forward contracts for the specific purpose of hedging the exposure to variability in forecasted cash flows associated primarily with inventory purchases mainly by our European entity, royalty payments from our Japanese entity, and other specific activities. These instruments are designated as cash flow hedges and, in accordance with SFAS No. 133, to the extent the hedges are highly effective, the changes in fair value are included in Accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. The ineffective portion of the cash flow hedge, if any, is recognized in current-period earnings. Amounts recorded in Accumulated other comprehensive income (loss) are reflected in current-period earnings when the hedged transaction affects earnings. If fluctuations in the relative value of the currencies involved in the hedging activities were to move dramatically, such movement could have a significant impact on our results of operations. We are not aware of any reasonably likely events or circumstances, which would result in different amounts being reported that would materially affect our financial condition or results of operations.

Hedge accounting requires that at the beginning of each hedge period, we justify an expectation that the hedge will be highly effective. This effectiveness assessment involves an estimation of the probability of the occurrence of transactions for cash flow hedges. The use of different assumptions and changing market conditions may impact the results of the effectiveness assessment and ultimately the timing of when changes in derivative fair values and underlying hedged items are recorded in earnings.

We hedge our net investment position in Euro functional subsidiaries by borrowing directly in foreign currency and designating a portion of foreign currency debt as a hedge of net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in foreign currency translation, a component of Accumulated other comprehensive income (loss), to offset the change in the value of the net investment being hedged.

Inflation The rate of inflation over the past few years has not had a significant impact on our sales or profitability.

Alternative Accounting Methods In certain instances, accounting principles generally accepted in the United States allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for stock options and inventories.

- Two alternative methods for accounting for stock options are available: the intrinsic value method and the fair value method. The Company uses the intrinsic value method of accounting for stock options, and accordingly, no compensation expense has been recognized. Under the fair value method, the determination of the proforma amounts involves several assumptions including option life and future volatility. If the fair value method were used, diluted earnings per share for 2004 would decrease approximately 10%.
- Two alternative methods for accounting for inventories are the FIFO method and the Last-in, First-out ("LIFO") method. The Company accounts for all inventories under the FIFO method. Two alternative methods for accounting for retail inventories are the retail method and the cost method. The Company accounts for all retail inventories under the cost method.

Other Significant Accounting Policies

Cash and Cash Equivalents Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less, including investments in debt securities. Our investments in debt securities are diversified among high-credit quality securities in accordance with our risk management policy and primarily include commercial paper and money market funds.

Property, Equipment, Depreciation and Amortization Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: buildings — 37.5 years; furniture and fixtures and machinery and equipment — 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. We capitalize our share of the cost of outfitting shop-within-shop fixed assets within furniture and fixtures. These assets are amortized using the straight-line method over their estimated useful lives of 3 to 5 years.

Officers' Life Insurance We maintain whole life insurance policies on several of our senior executives. These policies are recorded at their cash surrender value. Additionally, we have policies with split dollar arrangements which are recorded at the lesser of their cash surrender value or premiums paid. Amounts recorded under both types of policies aggregated $50.2 million and $48.8 million at April 3, 2004 and March 29, 2003, respectively, and are included in other assets in the accompanying consolidated balance sheets.

During Fiscal 2003, the Company ceased paying premiums on split dollar life insurance policies related to officers and terminated certain split dollar arrangements. As of April 3, 2004, $2.1 million of split dollar policies had either been surrendered to the insurance company for cash or bought out by the related employee.

Deferred Rent Obligations We account for rent expense under noncancelable operating leases with scheduled rent increases and landlord incentives on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payment amounts and landlord incentives is recorded as a deferred liability. Unamortized deferred rent obligations amounted to $45.4 million and $47.2 million at April 3, 2004 and March 29, 2003, respectively, and are included in Accrued expenses and Other noncurrent liabilities in the accompanying consolidated balance sheets.

Other Comprehensive Income Other comprehensive income is recorded net of taxes and is reflected in the consolidated statements of stockholders' equity. Other comprehensive income consists of unrealized gains or losses on hedges and foreign currency translation adjustments.

Financial Instruments From time to time, we use derivative financial instruments to reduce our exposure to changes in foreign exchange and interest rates. While these instruments are subject to risk of loss from changes in exchange or interest rates, those losses generally would be offset by gains on the related exposure. The accounting for changes in the fair value of a derivative is dependent upon the intended use of the derivative. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted," requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings in either income (loss) from continuing operations or Accumulated Other Comprehensive Income (Loss), depending on the timing and designated purpose of the derivative.

Note 12 further describes the derivative instruments we are party to and the related accounting treatment. Historically, we have entered into interest rate swap agreements and forward foreign exchange contracts, which qualify as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, we have recorded the fair value of these derivatives at April 1, 2001, and the resulting net unrealized gain, after taxes, of approximately $4.0 million in other comprehensive income as a cumulative transition adjustment. We have also designated our Euro debt as a hedge of our net investment in a foreign subsidiary. During Fiscal 2004, we have entered into various forward exchange contracts that qualified as hedges on inventory purchases and royalty payments.

Foreign Currency Transactions and Translations The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rate of exchange prevailing throughout the period. Translation adjustments arising from differences in exchange rates from period to period are included in other comprehensive income, net of taxes, except for certain foreign-denominated debt. Gains and losses on translation of intercompany loans with foreign subsidiaries of a long-term investment nature are also included in this component of stockholders' equity. We have designated our Euro debt as a hedge of our net investment in a foreign subsidiary. Prior to fully designating our Euro debt as a hedge, transaction gains or losses resulting from changes in the Eurodollar rate were recorded in income and amounted to $3.2 million in Fiscal 2003. The gain of the Japanese Yen forward contracts, that did not qualify for hedge accounting, amounted to $2.4 million in Fiscal 2003. Gains and losses from other foreign currency transactions are included in operating results and were not material.

Cost of Goods Sold and Selling Expenses Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, import costs, as well as reserves for shrinkage. The costs of selling the merchandise, including preparing the merchandise for sale, such as picking, packing, warehousing and order charges, are included in selling, general and administrative expenses ("SG&A").

Shipping and Handling Costs We reflect shipping and handling costs as a component of SG&A expenses in the consolidated statements of income. The shipping and handling costs approximated $61.0 million, $59.9 million and $57.4 million in Fiscal 2004, 2003 and 2002, respectively. As a percent of revenues, they represented 2.6%, 2.7% and 2.7% in Fiscal 2004, 2003 and 2002, respectively. We bill our wholesale customers for shipping and handling costs and record such revenues in net sales upon shipment.

Advertising We expense the production costs of advertising, marketing and public relations expenses upon the first showing of the related advertisement. We expense the costs of advertising paid to customers under cooperative advertising programs when the related advertisements are run. Total advertising expenses, including cooperative advertising, included within SG&A expenses amounted to $112.3 million, $92.8 million and $79.8 million in Fiscal 2004, 2003 and 2002, respectively.

Net Income per Share Basic net income per share was calculated by dividing net income by the weighted-average number of shares outstanding during the period, excluding any potential dilution. Diluted net income per share was calculated similarly but includes potential dilution from the exercise of stock options and awards. The difference between the basic and diluted weighted-average shares outstanding is due to the dilutive effect of stock options, restricted stock units and restricted stock awards issued under our stock option plans, which were 857,266 and 932,428, and 1,052,376 shares for Fiscal 2004, 2003 and 2002, respectively.

Stock Options We use the intrinsic value method to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and have adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Accordingly, no compensation cost has been recognized for fixed stock option grants. Had compensation costs for the Company's stock option grants been determined based on the fair value at the grant dates for awards under these plans in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the proforma amounts as follows:

FISCAL YEAR ENDED: (Dollars in thousands, except per share data)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
NET INCOME AS REPORTED	$ 170,954	$ 174,235	$ 172,500
TOTAL STOCK-BASED EMPLOYEE COMPENSATION EXPENSE DETERMINED UNDER FAIR VALUE BASED METHOD FOR ALL AWARDS, NET OF TAX	16,576	16,988	17,009
PROFORMA NET INCOME	$ 154,378	$ 157,247	$ 155,491
NET INCOME PER SHARE AS REPORTED:			
BASIC	$ 1.73	$ 1.77	$ 1.77
DILUTED	$ 1.69	$ 1.76	$ 1.75
PROFORMA NET INCOME PER SHARE:			
BASIC	$ 1.56	$ 1.60	$ 1.60
DILUTED	$ 1.53	$ 1.58	$ 1.58

For this purpose, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in Fiscal 2004, 2003 and 2002, respectively: expected volatility of 40.4%, 47.2% and 47.0%; risk-free interest rates of 2.56%, 3.69% and 4.65%; expected lives of 7.5 years, 5.2 years and 6.0 years; and a dividend of $0.20, $0.00 and $0.00.

Reclassifications For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." SAB 104 expands previously issued guidance on the subject of revenue recognition and provides specific criteria which must be fulfilled to permit the recognition of revenue from transactions. The Company does not expect the issuance of SAB 104 to have a material effect on the consolidated results of operations or financial position.

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments, that under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for the provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The adoption of this pronouncement did not have a material effect on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements for SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. The Company does not intend to expense stock options; therefore the adoption of this statement did not have any impact on the consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement required companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has adopted the provisions of SFAS No. 146.

In January 2003, the FASB issued Financial Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities" which was amended by FIN 46R in December 2003. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46R apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46R apply to existing entities in the first fiscal year or interim period beginning after December 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46R did not have a material impact on the consolidated results of operations or financial position of the Company. See Note 3 regarding our interest in Ralph Lauren Media, LLC.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligation agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject under FIN 45's scope, including guarantees issued prior to FIN 45. The Company adopted FIN 45 in its December 28, 2002 financial statements.

3. ACQUISITIONS AND JOINT VENTURE

In November 2003, we acquired a license for the use of trademarks for $7.5 million. This license was accounted for as a finite lived intangible asset and is being amortized over 10 years.

In February 2003, we acquired a 50% controlling interest in the Japanese master license for the Polo Ralph Lauren men's, women's and jeans business in Japan for approximately $24.1 million. In connection with the acquisition of the Japanese master license, we recorded tangible assets of $11.0 million, an intangible license valued at $9.9 million and liabilities assumed of $8.5 million based on estimated fair values as determined by management utilizing information available at the time. At March 29, 2003, goodwill of $13.0 million was recognized for the excess of the purchase price plus transaction costs of $1.3 million over the preliminary estimate of fair market value of the net assets acquired. During Fiscal 2004, we incurred an additional $3.5 million of transaction costs, which have been included in goodwill and finalized our accounting for the acquisition, which resulted in an additional $0.5 million of goodwill. 100% of the revenues and expenses for the Japanese master license are included in the Company's consolidated statements of operations. For Fiscal 2004, we have recorded minority interest expense of $1.4 million to reflect the share of earnings allocable to the 50% minority interest holder in the Japanese master license. This amount is included in Other (income) expense, net, in the consolidated statements of operations.

Also, in February 2003, we acquired an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan for approximately $47.6 million. In May 2003, we paid $5.4 million to acquire an additional 2% equity interest in this company. For Fiscal 2004, we recorded $5.5 million of equity investment income related to this investment. This amount is included in Other (income) expense, net, in the consolidated statements of operations.

Results for our 50% interest in the Japanese master license and the 20% equity interest are reported on a one-month lag.

During Fiscal 2003, we acquired several retail locations from certain of our licensees in Belgium, Germany and Argentina for a total purchase price of $4.6 million.

At April 3, 2004, the Company's accounting for the Fiscal 2003 acquisitions had been finalized. Unaudited proforma information related to these acquisitions is not included since the impact of these transactions are not material to the consolidated results of the Company.

On October 31, 2001, the Company completed the acquisition of substantially all of the assets of PRL Fashions of Europe S.R.L. ("PRL Fashions" or "Italian Licensee") which held licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boys' Polo Ralph Lauren apparel in Italy and men's and women's Polo Jeans collections in Italy. The purchase price of this transaction was approximately $22.0 million in cash plus the assumption of certain liabilities and earn-out payments based on achieving profitability targets over the first three years with a guaranteed minimum annual payment of $3.5 million each year. The assets acquired of $15.1 million and liabilities assumed of $15.1 million were recorded at estimated fair values as determined by the Company's management based on information available at that time. Goodwill of approximately $33.5 million was initially recognized for the excess of the purchase price over the preliminary estimate of fair market value of the net assets acquired. During the quarter ended December 28, 2002, the Company finalized the purchase accounting for the acquisition of the assets, the result of which was an increase in goodwill of approximately $0.3 million. Also, during Fiscal 2004 an initial payment was made on the first earn-out payment calculation, resulting in an additional increase in goodwill of approximately $1.0 million. This adjustment and any other adjustments to the contingent component of the remaining earn-out payments will be accounted for as additional purchase price in future periods. Unaudited proforma information related to this acquisition is not included since the impact of this transaction is not material to the consolidated results of the Company.

On October 22, 2001, we acquired the Polo Brussels SA store from one of our licensees. The purchase price of this transaction was approximately $3.0 million in cash, which was primarily allocated to goodwill. Unaudited proforma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On February 7, 2000, we announced the formation of Ralph Lauren Media, LLC ("RL Media"), a joint venture between National Broadcasting Company, Inc. and certain affiliated companies ("NBC") and ourselves. RL Media was created to bring our American lifestyle experience to consumers via multiple media platforms, including the Internet, broadcast, cable and print. Under the 30-year joint venture agreement, RL Media is owned 50% by us and 50% by NBC. In exchange for a 50% interest, we provide marketing through our annual print advertising campaign, make our merchandise available at initial cost of inventory and sell RL Media's excess inventory through our outlet stores, among other things. NBC contributed $40.0 million in online distribution and promotion and a cash funding commitment up to $50.0 million. NBC also initially committed to contribute $110.0 million of television and online advertising. During Fiscal 2003, RL Media entered into an agreement to sell its unused television and advertising spots for $15.0 million. Under the terms of the joint venture agreement, for tax purposes, we will not absorb any losses from the joint venture up to the first $50.0 million incurred and will share proportionately in the net income or losses thereafter. Additionally, we will receive a royalty on the sale of our products by RL Media based on specified percentages of net sales over a predetermined threshold, subject to certain limitations; to date, no such royalty income has been recognized. RL Media's managing board has equal representation from NBC and us. The Company uses the equity method of accounting for this investment in which it has more than a minor equity interest and more than minor influence over the operations, but does not have a controlling interest and is not the primary beneficiary. Our financial basis in RL Media is zero. Our equity in the net assets of RL Media is less than our financial basis. We have not recognized any losses in excess of our financial basis since there are no financial guarantees, commitments or obligations to fund the operations of RL Media.

4. INVENTORIES

Inventories are summarized as follows:

(Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
RAW MATERIALS	$ 5,516	$ 4,214
WORK-IN-PROCESS	4,669	4,536
FINISHED GOODS	353,506	355,021
	$ 363,691	$ 363,771

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

(Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
LAND AND IMPROVEMENTS	$ 3,725	$ 3,725
BUILDINGS	18,540	18,490
FURNITURE AND FIXTURES	345,668	308,300
MACHINERY AND EQUIPMENT	180,138	133,835
LEASEHOLD IMPROVEMENTS	329,186	298,449
	877,257	762,799
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION	479,929	407,803
	$ 397,328	$ 354,996

Depreciation and amortization expense of property and equipment was $81.9 million, $78.6 million and $74.8 million for Fiscal 2004, 2003 and 2002, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective March 31, 2002, the Company adopted SFAS No. 142. This accounting standard requires that goodwill and indefinite lived intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives will continue to be amortized over their useful lives. The transitional impairment tests were completed and did not result in an impairment charge. We completed our annual impairment test as of the first day of the second quarter of Fiscal 2004. As a result of this test, no impairment was recognized.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective March 31, 2002, and prior period amounts were not restated. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is as follows:

FISCAL YEAR ENDED: (Dollars in thousands, except per share data)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
REPORTED NET INCOME	$ 170,954	$ 174,235	$ 172,500
GOODWILL AMORTIZATION, NET OF TAX	–	–	5,712
ADJUSTED NET INCOME	$ 170,954	$ 174,235	$ 178,212
ADJUSTED NET INCOME PER SHARE:			
BASIC	$ 1.73	$ 1.77	$ 1.83
DILUTED	$ 1.69	$ 1.76	$ 1.81

The carrying value of goodwill as of April 3, 2004 and March 29, 2003 by operating segment is as follows:

(Dollars in millions)	WHOLESALE	RETAIL	LICENSING	TOTAL
BALANCE AT MARCH 29, 2003	$ 133.7	$ 69.4	$ 112.5	$ 315.6
PURCHASES	1.0	–	4.0	5.0
EFFECT OF FOREIGN EXCHANGE AND OTHER ADJUSTMENTS	16.4	4.6	–	21.0
BALANCE AT APRIL 3, 2004	$ 151.1	$ 74.0	$ 116.5	$ 341.6

The carrying value of indefinite lived intangible assets as of April 3, 2004 was $1.5 million and relates to the Company's owned trademark. Finite life intangible assets as of April 3, 2004 and March 29, 2003, subject to amortization, are comprised of the following:

	APRIL 3, 2004			MARCH 29, 2003			
(Dollars in thousands)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET	ESTIMATED LIVES
LICENSED TRADEMARKS	$ 17,400	$ (1,260)	$ 16,140	$ 9,900	–	$ 9,900	10 years

No intangible amortization expense was recorded during 2002. The estimated intangible amortization expense for each of the next five years is expected to be approximately $1.7 million per year.

7. OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
EQUITY INTEREST INVESTMENT	$ 57,766	$ 47,631
OFFICERS' LIFE INSURANCE	50,250	48,826
OTHER LONG-TERM ASSETS	72,756	43,474
	$ 180,772	$ 139,931

8. ACCRUED EXPENSES AND OTHER

Accrued expenses and other consisted of the following:

(Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
ACCRUED OPERATING EXPENSES	$ 174,574	$ 103,670
ACCRUED PAYROLL AND BENEFITS	38,217	33,630
ACCRUED RESTRUCTURING CHARGE	12,835	15,817
DEFERRED RENT OBLIGATION	8,592	9,394
	$ 234,218	$ 162,511

9. RESTRUCTURING CHARGE

During Fiscal 2004, we decided to close our remaining RRL stores. In connection with this decision, we recorded a $1.3 million restructuring charge for fixed asset write-offs and lease termination costs.

2003 Restructuring Plan During the third quarter of Fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate its business operations. The major initiatives of the plan included the following: consolidation of our headquarters from five cities in three countries to one location; the consolidation of our European logistics operations to Italy; and the migration of all European information systems to a standard global system. In connection with the implementation of this plan, the Company has recorded a restructuring charge of $7.9 million during Fiscal 2004 and $14.4 million during Fiscal 2003 for severance and contract termination costs. The $7.9 million represents the additional liability for employees notified of their termination and properties we ceased using during Fiscal 2004. The major components of the charge and the activity through April 3, 2004 were as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	LEASE AND OTHER CONTRACT TERMINATION COSTS	TOTAL
FISCAL 2003 PROVISION	$ 11,876	$ 2,567	$ 14,443
FISCAL 2003 SPENDING	(3,777)	–	(3,777)
BALANCE AT MARCH 29, 2003	$ 8,099	$ 2,567	$ 10,666
FISCAL 2004 PROVISION	$ 7,104	$ 757	$ 7,861
FISCAL 2004 SPENDING	(11,887)	(1,465)	(13,352)
BALANCE AT APRIL 3, 2004	$ 3,316	$ 1,859	$ 5,175

Total severance and termination benefits as a result of this restructuring related to approximately 160 employees. Total cash outlays related to this plan of approximately $17.1 million have been paid through April 3, 2004. It is expected that this plan will be completed, and the remaining liabilities will be paid, in Fiscal 2005.

2001 Operational Plan During the second quarter of Fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and to increase our overall profitability. The major initiatives of the 2001 Operational Plan included: refining our retail strategy; developing efficiencies in our supply chain; and consolidating corporate strategic business functions and internal processes. Costs associated with this aspect of the 2001 Operational Plan included lease and contract termination costs, store fixed asset writedowns and severance and termination benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the implementation of the 2001 Operational Plan, we recorded a pre-tax restructuring charge of $128.6 million in our second quarter of Fiscal 2001. This charge was subsequently adjusted for a $5.0 million reduction of liabilities in the fourth quarter of Fiscal 2001 and a $16.0 million increase in the fourth quarter of Fiscal 2002 for lease termination costs associated with the closure of our retail stores. During Fiscal 2004, a $10.4 million increase was recorded due to market factors that were less favorable than originally estimated. The major components of the charge and the activity through April 3, 2004, were as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	ASSET WRITE-DOWNS	LEASE AND CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL
BALANCE AT MARCH 31, 2001	$ 2,942	$ –	$ 4,169	$ 782	$ 7,893
2002 SPENDING	(2,150)	–	(6,014)	(767)	(8,931)
ADDITIONAL PROVISION	–	–	16,000	–	16,000
BALANCE AT MARCH 30, 2002	792	–	14,155	15	14,962
2003 SPENDING	(792)	–	(9,004)	(15)	(9,811)
BALANCE AT MARCH 29, 2003	–	–	5,151	–	5,151
FISCAL 2004 PROVISION	–	–	10,404	–	10,404
FISCAL 2004 SPENDING	–	–	(9,195)	–	(9,195)
BALANCE AT APRIL 3, 2004	$ –	$ –	$ 6,360	$ –	$ 6,360

Total severance and termination benefits as a result of the 2001 Operational Plan related to approximately 550 employees, all of whom have been terminated. Total cash outlays related to the 2001 Operational Plan are expected to be approximately $51.2 million, $44.7 million of which have been paid through April 3, 2004. We completed the implementation of the 2001 Operational Plan in Fiscal 2002 and expect to settle the remaining liabilities in Fiscal 2005 or in accordance with contract terms.

1999 Restructuring Plan During the fourth quarter of Fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure. The major initiatives of the 1999 Restructuring Plan included the following: an evaluation of our retail operations and site locations; the realignment and operational integration of our wholesale operating units; and the realignment and consolidation of corporate strategic business functions and internal processes.

In connection with the implementation of the 1999 Restructuring Plan, we recorded a pre-tax restructuring charge of $58.6 million in our fourth quarter of Fiscal 1999. We completed the implementation of the 1999 Restructuring Plan in Fiscal 2000 and have settled the remaining liabilities during Fiscal 2004. The activity through April 3, 2004, was as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	LEASE AND CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL
BALANCE AT MARCH 31, 2001	$ 4,246	$ 1,747	$ –	$ 5,993
2002 SPENDING	(2,790)	(521)	–	(3,311)
BALANCE AT MARCH 30, 2002	1,456	1,226	–	2,682
2003 SPENDING	(1,456)	(1,226)	–	(2,682)
BALANCE AT MARCH 29, 2003	$ –	$ –	$ –	$ –

Total cash outlays related to the 1999 Restructuring Plan were approximately $39.5 million, all of which have been paid through April 3, 2004.

10. INCOME TAXES

The Company and its U.S. subsidiaries file a consolidated federal income tax return. The components of the provision for income taxes were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
CURRENT:			
FEDERAL	$ 81,781	$ 77,299	$ 58,529
STATE AND LOCAL	4,135	6,550	6,457
FOREIGN	10,450	7,401	17,297
	96,366	91,250	82,283
DEFERRED:			
FEDERAL	(4,421)	9,039	15,835
STATE AND LOCAL	(831)	(2,045)	4,672
FOREIGN	3,941	1,907	709
	(1,311)	8,901	21,216
	$ 95,055	$ 100,151	$ 103,499

The current income tax provisions exclude approximately $5.7 million in Fiscal 2004, $1.2 million in Fiscal 2003 and $2.9 million in Fiscal 2002 arising from the tax benefits related to the exercise of nonqualified stock options. These amounts have been credited to capital in excess of par value.

The foreign and domestic components of income before provision for income taxes were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
DOMESTIC	$ 198,957	$ 190,167	$ 287,291
FOREIGN	62,975	84,219	(11,292)
	$ 261,932	$ 274,386	$ 275,999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred tax assets reflect the net tax effect of temporary differences, primarily net operating loss carryforwards, property and equipment and accounts receivable, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the net deferred tax assets at April 3, 2004 and March 29, 2003 were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
DEFERRED TAX ASSETS:		
NET OPERATING LOSS CARRYFORWARDS	$ 83,752	$ 61,661
PROPERTY AND EQUIPMENT	24,964	21,292
ACCOUNTS RECEIVABLE	13,792	6,805
UNIFORM INVENTORY CAPITALIZATION	5,117	4,986
DEFERRED COMPENSATION	8,597	8,955
RESTRUCTURING RESERVES	5,018	3,958
ACCRUED EXPENSES	1,788	1,513
OTHER	15,529	9,556
TOTAL DEFERRED TAX ASSET	158,557	118,726
LESS: VALUATION ALLOWANCE	62,934	44,580
NET DEFERRED TAX ASSET	95,623	74,146
DEFERRED TAX LIABILITIES:		
GOODWILL AND OTHER INTANGIBLES	(9,854)	(5,496)
FOREIGN REORGANIZATION COSTS	(4,572)	(2,743)
TOTAL DEFERRED TAX LIABILITY	(14,426)	(8,239)
NET DEFERRED TAX ASSET	$ 81,197	$ 65,907

We have available federal, state and foreign net operating loss carryforwards of approximately $10.0 million, $227.5 million and $22.1 million, respectively, for tax purposes to offset future taxable income. The net operating loss carryforwards expire beginning in Fiscal 2005. The utilization of the federal net operating loss carryforwards is subject to the limitations of Internal Revenue Code Section 382, which applies following certain changes in ownership of the entity generating the loss carryforward. As a result of the limitation of Section 382, we believe that approximately $3.3 million of the federal net operating loss carryforwards will expire and not be utilized. A valuation allowance has been recorded against such net operating losses.

Also, we have available state and foreign net operating loss carryforwards of approximately $2.1 million and $180.0 million, respectively, for which no net deferred tax asset has been recognized. A full valuation allowance has been recorded since we do not believe that we will more likely than not be able to utilize these carryforwards to offset future taxable income. Subsequent recognition of a portion of the deferred tax asset relating to these federal, state and foreign net operating loss carryforwards would result in a reduction of goodwill recorded in connection with acquisitions. Additionally, we have recorded a valuation allowance against certain other deferred tax assets relating to our foreign operations. Subsequent recognition of these deferred tax assets, as well as a portion of the foreign net operating loss carryforwards, would result in an income tax benefit in the year of such recognition.

Provision has not been made for United States or additional foreign taxes on approximately $120.0 million of undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. These earnings could become subject to tax if they were remitted as dividends, if foreign earnings were lent to PRLC, a subsidiary or a United States affiliate of PRLC, or if the stock of the subsidiaries were sold. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practical. We believe that the amount of the additional taxes that might be payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States foreign tax credits.

The historical provision for income taxes in Fiscal 2004, 2003 and 2002 differs from the amounts computed by applying the statutory federal income tax rate to income before provision for income taxes due to the following:

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
PROVISION FOR INCOME TAXES AT STATUTORY FEDERAL RATE	$ 91,677	$ 96,035	$ 96,600
INCREASE (DECREASE) DUE TO:			
STATE AND LOCAL INCOME TAXES, NET OF FEDERAL BENEFIT	2,148	2,928	7,233
FOREIGN INCOME TAXES, NET	4,803	623	(7,308)
OTHER	(3,573)	565	6,974
	$ 95,055	$ 100,151	$ 103,499

11. FINANCING AGREEMENTS

In November 2002, we terminated both our 1997 bank credit facility and our 1999 senior bank credit facility and entered into a new credit facility. The 1997 bank credit facility provided for a $225.0 million revolving line of credit and matured on December 31, 2002, while the 1999 senior bank credit facility consisted of a $20.0 million revolving line of credit and an $80.0 million term loan, both of which were scheduled to mature on June 30, 2003. The new credit facility is with a syndicate of banks and consists of a $300.0 million revolving line of credit, subject to increase to $375.0 million, which is available for direct borrowings and the issuance of letters of credit. It will mature on November 18, 2005. As of April 3, 2004, we had no balance outstanding under the new facility. Borrowings under this facility bear interest, at our option, at a rate equal to (i) the higher of the Federal Funds Effective Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of JP Morgan Chase Bank in effect from time to time, or (ii) the LIBO Rate (as defined) in effect from time to time, as adjusted for the Federal Reserve Board's Eurocurrency Liabilities maximum reserve percentages, and a margin based on our then current credit ratings. As of April 3, 2004, the margin was 0.75%.

Our 2002 bank credit facility requires that we maintain a minimum consolidated tangible net worth, and a maximum Adjusted Debt to EBITDAR (as such terms are defined in the Credit Facility) ratio.

The credit facility also contains covenants that, subject to specified exceptions, restrict our ability to:

- incur additional debt;
- incur liens and contingent liabilities;
- sell or dispose of our assets, including equity interests;
- merge with or acquire other companies, liquidate or dissolve;
- engage in businesses that are not a related line of business;
- make loans, advances or guarantees;
- engage in transactions with affiliates; and
- make investments.

Upon the occurrence of an event of default under the credit facility, the lenders may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable. The credit facility specifies a number of events of default, many of which are subject to applicable grace or cure periods, including, among others, the failure to make timely principal and interest payments, to satisfy the covenants, or to maintain the required financial performance requirements described above. Additionally, the agreement provides that an event of default will occur if Mr. Ralph Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. As of April 3, 2004, the Company was in compliance with all covenants.

On November 22, 1999, we issued Euro 275.0 million of 6.125% Notes ("Euro debt") due November 2006. The Euro debt is listed on the London Stock Exchange. The net proceeds from the Euro debt offering were $281.5 million based on the Euro exchange rate on the issuance date. A portion of the net proceeds from the issuance was used to finance the acquisition of stock and certain assets of Poloco while the remaining net proceeds were retained for general corporate purposes. Interest on the Euro debt is payable annually. Through Fiscal 2004, we repurchased Euro 47.7 million of our outstanding Euro debt, or $43.6 million based on Euro exchange rates. The loss on this early extinguishment of debt was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At April 3, 2004, we had no balance outstanding under the credit facility and $277.3 million outstanding in Euro debt based on the year-end Euro exchange rate. We were also contingently liable for $35.3 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. At March 29, 2003, we had $100.9 million outstanding in direct borrowings and $248.5 million outstanding in Euro debt based on the year-end Euro exchange rate. The credit facilities bore interest primarily at the institution's prime rate. The weighted-average interest rate on borrowings was 3.8%, 5.4% and 5.9% in Fiscal 2004, 2003 and 2002, respectively.

The carrying amounts of financial instruments reported in the accompanying consolidated balance sheets approximated their estimated fair values, except for the Euro debt, primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. The fair value of the Euro debt, net of discounts, was $292.6 million and $252.4 million as of April 3, 2004 and March 29, 2003, respectively, based on its quoted market price as listed on the London Stock Exchange.

12. FINANCIAL INSTRUMENTS

We enter into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations on inventory purchases and intercompany royalty payments. Gains and losses on these contracts are deferred and recognized as adjustments to either the basis of those assets or foreign exchange gains/losses, as applicable. At April 3, 2004, we had the following foreign exchange contracts outstanding: (i) to deliver Euro 67.1 million in exchange for $73.9 million through Fiscal 2005 and (ii) to deliver 8,248 million Japanese Yen in exchange for $71.0 million through Fiscal 2008. At April 3, 2004, the fair value of these contracts resulted in unrealized losses, net of taxes of $6.6 million and $6.3 million, for the Euro forward contracts and Japanese Yen forward contracts, respectively.

In May 2003, we terminated the cross currency rate swap, and entered into an interest rate swap that terminates in November 2006. The interest rate swap is being used to convert Euro 105.2 million, 6.125% fixed rate borrowings into Euro 105.2 million, EURIBOR minus 1.55% variable rate borrowings. We entered into the interest rate swap to minimize the impact of changes in the fair value of the Euro debt due to changes in EURIBOR, the benchmark interest rate. The swap has been designated as a fair value hedge under SFAS No. 133. Hedge ineffectiveness is measured as the difference between the respective gains or losses recognized in earnings from the changes in the fair value of the interest rate swap and the Euro debt resulting from changes in the benchmark interest rate, and was de minimis for Fiscal 2004. In addition, we have designated the entire principal of the Euro debt as a hedge of our net investment in certain foreign subsidiaries. As a result, changes in the fair value of the Euro debt resulting from changes in the Euro rate are reported net of income taxes in Accumulated other comprehensive income in the Consolidated Financial Statements as an unrealized gain or loss on foreign currency hedges. On April 6, 2004, the Company executed an interest rate swap to convert the fixed interest rate on Euro 50 million of the Eurobonds to a floating rate (EURIBOR based). After the execution of this swap, approximately Euro 77 million of the Eurobonds remained at a fixed interest rate.

In November 2002, the Company entered into forward contracts on 6.2 billion Japanese Yen that terminated in February 2003. These forward contracts were entered into to minimize the impact of foreign exchange fluctuations on the Japanese Yen purchase price in connection with the transactions described in Note 3. The forward contracts did not qualify for hedge accounting under SFAS No. 133 and as such the changes in the fair value of the contracts were recognized currently in earnings. In connection with accounting for these contracts during Fiscal 2003, the Company recognized $2.4 million of foreign exchange gain on these forward contracts, included as a component of foreign currency losses (gains), in the accompanying consolidated statements of income.

In June 2002, we entered into a cross currency rate swap, which was scheduled to terminate in November 2006. The cross currency rate swap was being used to convert Euro 105.2 million, 6.125% fixed rate borrowings into $100.0 million, LIBOR plus 1.24% variable rate borrowings. We entered into the cross currency rate swap to minimize the impact of foreign exchange fluctuations in both principal and interest payments resulting from Euro debt, and to minimize the impact of changes in the fair value of the Euro debt due to changes in LIBOR, the benchmark interest rate. The swap had been designated as a fair value hedge under SFAS No. 133. Hedge ineffectiveness was measured as the difference between the respective gains or losses recognized in earnings from the changes in the fair value of the cross currency rate swap and the Euro debt.

In April 1999, we entered into interest rate swap agreements with commercial banks which expired in 2003 to hedge against interest rate fluctuations. The swap agreements effectively converted borrowings under the 2002 bank credit facility from variable rate to fixed rate obligations. Under the terms of these agreements, we made payments at a fixed rate of 5.5% and received payments from the counterparty based on the notional amount of $100.0 million at a variable rate based on LIBOR. The net interest paid or received on this arrangement was included in interest expense. The fair value of these agreements was based upon the estimated amount that we would have to pay to terminate the agreements, as determined by the financial institutions.

The fair value of these agreements was an unrealized loss of $1.3 million at March 29, 2003, all of which was reclassified into earnings during Fiscal 2004; and an unrealized loss of $2.6 million at March 30, 2002.

As of April 3, 2004 and March 29, 2003, the Company was party to the following contracts:

FISCAL YEAR ENDED:	APRIL 3, 2004		MARCH 29, 2003	
(In millions)	NOTIONAL	FAIR VALUE	NOTIONAL	FAIR VALUE
FOREIGN CURRENCY CONTRACTS	$ 144.9	$ (13.0)	$ 92.5	$ (0.7)
CROSS CURRENCY SWAP CONTRACTS	–	–	$ 100.0	$ 16.8
INTEREST RATE SWAP CONTRACTS	€ 105.2	$ 14.9	$ 100.0	$ (1.3)

13. COMMITMENTS AND CONTINGENCIES

Leases We lease office, warehouse and retail space, and office equipment under operating leases which expire through 2029. As of April 3, 2004, aggregate minimum annual rental payments under noncancelable operating leases with lease terms in excess of one year were payable as follows:

FISCAL YEAR ENDING: (Dollars in thousands)	
2005	$ 107,736
2006	101,979
2007	93,121
2008	88,250
2009	80,032
THEREAFTER	419,361
	$ 890,479

Rent expense charged to operations was $107.0 million, $98.2 million and $83.2 million in Fiscal 2004, 2003 and 2002, respectively, net of sublease income. Substantially all outlet and retail store leases provide for contingent rentals based upon sales and require us to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales. Contingent rental charges included in rent expense were $8.1 million, $6.9 million and $6.2 million in Fiscal 2004, 2003 and 2002, respectively. These rental amounts exclude associated costs such as real estate taxes and common area maintenance.

Employment Agreements We are party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Acquisitions See Note 3 for information regarding contingent payments related to acquisitions made by the Company.

Concentration of Credit Risk We sell our merchandise primarily to major upscale department stores across the United States and extend credit based on an evaluation of the customer's financial condition generally without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect. We had three customers who in aggregate constituted approximately 40.1% and 30.0% of trade accounts receivable outstanding at April 3, 2004 and March 29, 2003, respectively.

We had three significant customers who accounted for approximately 14.1%, 13.2% and 10.4% each of worldwide wholesale sales in Fiscal 2004. These three significant customers accounted for approximately 12.5%, 9.7% and 8.4% each of worldwide wholesale sales in Fiscal 2003, and for approximately 17.3%, 16.1% and 15.6% each of worldwide wholesale sales in Fiscal 2002. Additionally, we had four significant licensees who in aggregate constituted approximately 50%, 51% and 55% of licensing revenue in Fiscal 2004, 2003 and 2002, respectively.

We monitor credit levels and the financial condition of our customers on a continuing basis to minimize credit risk. We believe that adequate provision for credit loss has been made in the accompanying consolidated financial statements.

We are also subject to concentrations of credit risk with respect to our cash and cash equivalents, marketable securities, cross currency swap agreements, interest rate swap agreements and forward foreign exchange contracts which we attempt to minimize by entering into these arrangements with major banks and financial institutions and investing in high-quality instruments. We do not expect any counterparties to fail to meet their obligations.

Declaration of Dividend On May 20, 2003, the Board of Directors initiated a regular quarterly cash dividend program of $0.05 per share, or $0.20 per share on an annual basis, on Polo Ralph Lauren common stock. The fourth quarter dividend was payable to shareholders of record at the close of business on April 2, 2004, and was paid on April 16, 2004.

Licensing Commitments As a result of the failure of Jones Apparel Group, including its subsidiaries ("Jones"), to meet the minimum sales volumes for the year ended December 31, 2002, under the license agreements for the sale of products under the "Ralph" trademark between us and Jones dated May 11, 1998, these license agreements terminated as of December 31, 2003. We advised Jones that the termination of these licenses automatically resulted in the termination of the licenses between us and Jones with respect to the "Lauren" trademark pursuant to the Cross Default and Term Extension Agreement between us and Jones dated May 11, 1998. The Lauren license agreements would otherwise expire on December 31, 2006. The royalties that we received pursuant to the "Lauren" license agreements and "Ralph" license agreements represented revenues in Fiscal 2003 of approximately $37.4 million and $5.3 million, respectively. Jones has reported that net sales of Lauren and Ralph products for the year ended December 31, 2002, were $548.0 million and $37.0 million, respectively. See Note 20 for additional information on this matter.

Other Commitments The Company is not party to any off-balance sheet transactions or unconsolidated special purpose entities for any of the periods presented herein.

14. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding and is calculated under the treasury stock method. The weighted-average number of common shares outstanding used to calculate Basic EPS is reconciled to those shares used in calculation of Diluted EPS as follows:

FISCAL YEAR ENDED: (Shares in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
BASIC	98,977	98,331	97,470
DILUTIVE EFFECT OF STOCK OPTIONS, RESTRICTED STOCK AND RESTRICTED STOCK UNITS	1,983	932	1,053
DILUTED SHARES	100,960	99,263	98,523

Options to purchase shares of common stock at an exercise price greater than the average market price of the common stock are anti-dilutive and therefore not included in the computation of diluted earnings per share.

15. COMMON STOCK

All of our outstanding Class B common stock is owned by Mr. Ralph Lauren and related entities and all of our formerly outstanding Class C common stock was owned by certain investment funds affiliated with the Goldman Sachs Group, Inc. ("GS Group"). Shares of Class B common stock are convertible at any time into shares of Class A common stock on a one-for-one basis and may not be transferred to anyone other than affiliates of Mr. Lauren. Shares of Class C common stock were convertible at any time into shares of Class A common stock on a one-for-one basis. During Fiscal 2003, 11.0 million shares of Class C common stock were converted into Class A common stock and sold in a secondary stock offering. During Fiscal 2004, the remaining Class C shares held by GS Group were converted into Class A common stock and sold in a secondary stock offering. There is no longer any Class C common stock outstanding. The holders of Class A common stock generally have rights identical to holders of Class B common stock except that holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable law.

As of May 21, 2004 there were 1,174 holders of record of our Class A common stock and four holders of record of our Class B common stock.

16. STOCK INCENTIVE PLANS

On June 9, 1997, our Board of Directors adopted the 1997 Long-Term Stock Incentive Plan (Stock Incentive Plan). The Stock Incentive Plan authorizes the grant of awards to any officer or other employee, consultant to, or director with respect to a maximum of 10.0 million shares of our Class A common stock ("Shares"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of: (i) nonqualified stock options; (ii) stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code; (iii) stock appreciation rights; (iv) restricted stock and/or restricted stock units; (v) performance awards; and (vi) other stock-based awards. On June 13, 2000, our Board of Directors increased the maximum number of Shares that can be granted under the Stock Incentive Plan to 20.0 million Shares, which was approved by the stockholders on August 17, 2000. At April 3, 2004, we had approximately 4.7 million Shares reserved for issuance under this plan.

On June 9, 1997, our Board of Directors adopted the 1997 Stock Option Plan for Non-Employee Directors (Non-Employee Directors Plan). Under the Non-Employee Directors Plan, grants of options to purchase up to 500,000 Shares may be granted to non-employee directors. In Fiscal 2004, 2003 and 2002, our Board of Directors granted options to purchase 22,500, 18,000 and 27,000 Shares, respectively, with exercise prices equal to the stock's fair market value on the date of grant. At April 3, 2004, we had approximately 362,000 Shares reserved for issuance under this plan.

Stock options were granted under the plans with an exercise price equal to the stock's fair market value on the date of grant. These options vest in equal installments primarily over two years for officers and other key employees and over three years for all remaining employees and non-employee directors. The options expire 10 years from the date of grant. Stock option activity for the Stock Incentive Plan and Non-Employee Directors Plan in Fiscal 2004, 2003 and 2002 was as follows:

(Shares in thousands)	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
BALANCE AT MARCH 31, 2001	8,868	$ 20.79
GRANTED	2,468	26.59
EXERCISED	(1,155)	21.20
FORFEITED	(709)	21.75
BALANCE AT MARCH 30, 2002	9,472	$ 22.16
GRANTED	2,665	23.72
EXERCISED	(424)	18.21
FORFEITED	(945)	23.60
BALANCE AT MARCH 29, 2003	10,768	$ 21.75
GRANTED	2,497	24.30
EXERCISED	(1,950)	20.72
FORFEITED	(592)	23.82
BALANCE AT APRIL 3, 2004	10,723	$ 23.43

Additional information relating to options outstanding as of April 3, 2004, was as follows:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES OUTSTANDING (in thousands)	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS OUTSTANDING	NUMBER OF SHARES EXERCISABLE (in thousands)	WEIGHTED-AVERAGE EXERCISE PRICE OF EXERCISABLE OPTIONS
$13.94 - $17.06	1,131	6.2	$ 14.69	1,131	$ 14.69
$17.13 - $19.56	1,506	6.1	18.79	1,094	19.00
$20.19 - $25.69	3,966	8.6	24.19	762	24.15
$26.00 - $35.03	4,120	5.4	26.79	3,389	26.73
	10,723	6.8	$ 23.43	6,376	$ 22.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2003, a grant of 100,000 restricted stock units was made under our Stock Incentive Plan, and a total of 541 restricted stock units were granted during Fiscal 2004 in respect of the initial grant in connection with the payment of quarterly cash dividends on our common stock. An additional 100,000 restricted stock units will be granted on each anniversary of the first grant date pursuant to an employment agreement with an initial term ending on the last day of Fiscal 2008, and additional units (the "dividend units") will be granted in respect of the then outstanding restricted stock units in connection with each cash dividend paid on our common stock. The restricted stock units vest on the fifth anniversary of the grant date (with the dividend units vesting with the underlying restricted stock units in respect of which they are granted) and will be payable solely in shares of common stock following termination of employment. The vesting of all then outstanding unvested restricted stock units will be accelerated if termination of employment occurs after the last day of Fiscal 2008, except in the case of termination by the Company for cause. The unearned compensation in respect of the grants made during the initial term is being amortized over the period ending on that date.

In July 2002, 300,000 Shares of restricted stock were granted under the Stock Incentive Plan. These shares are subject to restrictions on transfer and the risk of forfeiture until earned, and vest as follows: 20% on each of the first five anniversaries of the grant date. The unearned compensation is being amortized over a period equal to the anticipated vesting.

In April 2000, 118,299 Shares of restricted stock were granted under the Stock Incentive Plan. These shares are subject to restrictions on transfer and the risk of forfeiture until earned, and vest as follows: 25% each on the second, third, fourth and fifth anniversaries of the grant date. The unearned compensation is being amortized over a period equal to the anticipated vesting.

In March 1998, our Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Shares. Share repurchases were made in the open market over the two-year period which commenced April 1, 1998. The Board of Directors has authorized the extension of the stock repurchase program through April 1, 2006. Shares acquired under the repurchase program will be used for stock option programs and for other corporate purposes. The repurchased shares have been accounted for as treasury stock at cost. As of April 3, 2004, we had repurchased 4,087,906 Shares at an aggregate cost of $77.5 million. No Shares were repurchased under the stock repurchase program during Fiscal 2004. Certain employees tendered stock in satisfaction of federal and state witholding taxes incurred due to the vesting of shares granted under our Stock Incentive Plan. These transactions are treated as stock repurchases and amounted to approximately $1.0 million in Fiscal 2004.

17. EMPLOYEE BENEFITS

Profit Sharing Retirement Savings Plans We sponsor two defined contribution benefit plans covering substantially all eligible United States employees not covered by a collective bargaining agreement. The plans include a savings plan feature under Section 401(k) of the Internal Revenue Code. We make discretionary contributions to the plans and contribute an amount equal to 50% of the first 6% of an employee's contribution.

Under the terms of the plans, a participant is 100% vested in our matching and discretionary contributions after five years of credited service. Contributions under these plans approximated $3.8 million, $3.1 million and $6.0 million in Fiscal 2004, 2003 and 2002, respectively.

Supplemental Retirement Plan The Company has a nonqualified supplemental retirement plan for certain highly compensated employees whose benefits under the 401(k) profit sharing retirement savings plans are expected to be constrained by the operation of certain Internal Revenue Code limitations. These supplemental benefits vest over time and the compensation expense related to these benefits is recognized over the vesting period. The amounts accrued under these plans were $17.5 million and $16.0 million at April 3, 2004 and March 29, 2003, and are reflected in other noncurrent liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these benefits was $3.8 million, $1.4 million and $2.9 million in Fiscal 2004, 2003 and 2002, respectively. This liability is partially funded through whole-life policies, which had cash surrender values of $12.5 million and $11.8 million at April 3, 2004 and March 29, 2003, and are reflected in other assets in the accompanying consolidated balance sheets.

Deferred Compensation We have deferred compensation arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $4.0 million and $4.6 million at April 3, 2004 and March 29, 2003, and are reflected in other noncurrent liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these compensation arrangements was $0.7 million each year for Fiscal 2004, 2003 and 2002. We fund a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets in the accompanying consolidated balance sheets.

Union Pension We participate in a multi-employer pension plan and are required to make contributions to the Union of Needletrades Industrial and Textile Employees ("Union") for dues based on wages paid to union employees. A portion of these dues is allocated by the Union to a retirement fund which provides defined benefits to substantially all unionized workers. We do not participate in the management of the plan and have not been furnished with information with respect to the type of benefits provided, vested and nonvested benefits or assets.

Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from a nonaffiliated licensee. We have no current intention of withdrawing from the plan.

18. SEGMENT REPORTING

The Company operates in three business segments: wholesale, retail and licensing. Our reportable segments are individual business units that either offer different products and services, or are managed separately since each segment requires different strategic initiatives, promotional campaigns, marketing and advertising, based upon its own individual positioning in the market. Additionally, these segments reflect the reporting basis used internally by senior management to evaluate performance and the allocation of resources.

Our wholesale segment consists of three operating units: Polo Brands, Lauren and Collection Brands. Each unit designs, sources, markets and distributes discrete brands. Each of the units primarily sells products to major department and specialty stores and to our owned and licensed retail stores.

The retail segment operates two types of stores: outlet and full-price stores. The stores sell products purchased from our licensees, our suppliers and our wholesale segment.

The licensing segment, which consists of product, international and home, generates revenues from royalties through its licensing alliances. The licensing agreements grant the licensee rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas.

The accounting policies of the segments are consistent with those described in Note 1. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory. All intercompany revenues and profits or losses are eliminated in consolidation. We do not review these sales when evaluating segment performance. We evaluate each segment's performance based upon income or loss from operations before interest, foreign currency gains and losses, restructuring charges and income taxes. Corporate overhead expenses are allocated to each segment based upon each segment's usage of corporate resources. The restructuring charges were allocated as follows: $6.7 million to wholesale and $12.9 million to retail in Fiscal 2004, $12.3 million to wholesale and $2.1 million to retail in Fiscal 2003 and $16.0 million to retail in Fiscal 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our net revenues, income from operations, depreciation and amortization expense and capital expenditures for Fiscal 2004, 2003 and 2002, and total assets as of April 3, 2004, March 29, 2003 and March 30, 2002, for each segment were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
NET REVENUES:			
WHOLESALE	$ 1,210,397	$ 1,187,363	$ 1,198,060
RETAIL	1,170,447	1,001,958	924,273
LICENSING	268,810	250,019	241,374
	$ 2,649,654	$ 2,439,340	$ 2,363,707
INCOME FROM OPERATIONS:			
WHOLESALE	$ 93,128	$ 124,476	$ 158,401
RETAIL	72,915	40,366	18,799
LICENSING	127,319	138,018	132,012
	293,362	302,860	309,212
LESS: RESTRUCTURING CHARGES	19,566	14,443	16,000
	$ 273,796	$ 288,417	$ 293,212
DEPRECIATION AND AMORTIZATION EXPENSE:			
WHOLESALE	$ 33,280	$ 30,454	$ 33,246
RETAIL	37,605	37,118	37,877
LICENSING	12,304	11,073	12,796
	$ 83,189	$ 78,645	$ 83,919
CAPITAL EXPENDITURES:			
WHOLESALE	$ 33,491	$ 32,020	$ 48,829
RETAIL	42,256	35,693	19,182
LICENSING	1,871	5,587	4,571
CORPORATE	45,408	25,364	15,426
	$ 123,026	$ 98,664	$ 88,008

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
TOTAL ASSETS:			
WHOLESALE	$ 857,721	$ 766,460	$ 591,680
RETAIL	573,625	476,314	534,036
LICENSING	200,136	157,946	161,912
CORPORATE	638,759	638,102	461,869
	$ 2,270,241	$ 2,038,822	$ 1,749,497

Our net revenues for Fiscal 2004, 2003 and 2002, and our long-lived assets as of April 3, 2004 and March 29, 2003 by geographic location of the reporting subsidiary, were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002
NET REVENUES:			
UNITED STATES AND CANADA	$ 2,073,401	$ 1,916,096	$ 1,919,587
EUROPE	464,098	458,627	358,382
OTHER REGIONS	112,155	64,617	85,738
	$ 2,649,654	$ 2,439,340	$ 2,363,707

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
LONG-LIVED ASSETS:		
UNITED STATES AND CANADA	$ 334,109	$ 312,467
EUROPE	59,871	41,472
OTHER REGIONS	3,348	1,057
	$ 397,328	$ 354,996

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is comprised of the effects of foreign currency translation as detailed below.

FISCAL YEAR ENDED: (Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	$ 74,360	$ 28,834
UNREALIZED LOSSES ON HEDGING DERIVATIVES	(50,418)	(18,047)
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX	$ 23,942	$ 10,787

20. LEGAL PROCEEDINGS

As a result of the failure of Jones Apparel Group, Inc. (including its subsidiaries, "Jones") to meet the minimum sales volumes for the year ended December 31, 2002, under the license agreements for the sale of products under the "Ralph" trademark between us and Jones dated May 11, 1998, these license agreements terminated as of December 31, 2003. We advised Jones that the termination of these license agreements would automatically result in the termination of the license agreements between us and Jones with respect to the "Lauren" trademark pursuant to the Cross Default and Term Extension Agreement between the Company and Jones dated May 11, 1998. The terms of the Lauren license agreements would otherwise have expired on December 31, 2006.

On June 3, 2003, Jones filed a lawsuit against us in the Supreme Court of the State of New York alleging, among other things, that we had breached the Lauren license agreements by asserting our rights pursuant to the Cross Default and Term Extension Agreement, and that we induced Ms. Jackwyn Nemerov, the former president of Jones, to breach the noncompete and confidentiality clauses in Ms. Nemerov's employment agreement with Jones. Jones stated that it would treat the Lauren license agreements as terminated as of December 31, 2003, and is seeking compensatory damages of $550.0 million, punitive damages and enforcement of Ms. Nemerov's agreement. Also on June 3, 2003, we filed a lawsuit against Jones in the Supreme Court of the State of New York seeking, among other things, an injunction and a declaratory judgment that the Lauren license agreements would terminate as of December 31, 2003, pursuant to the terms of the Cross Default and Term Extension Agreement. The two lawsuits were consolidated.

On July 3, 2003, we filed a motion to dismiss Jones' claims regarding breach of the "Lauren" agreements and a motion to stay the claims regarding Ms. Nemerov pending the arbitration of Jones' dispute with Ms. Nemerov. On July 23, 2003, Jones filed a motion for summary judgment in our action against Jones, and on August 12, 2003, we filed a cross-motion for summary judgment. Oral argument on the motions was heard on September 30, 2003. On March 18, 2004, the Court entered orders (i) denying our motion to dismiss Jones' claims against us for breach of the Lauren agreements and (ii) granted Jones' motion for summary judgment in our action for declaratory judgment the Lauren agreements terminated on December 31, 2003, and dismissed our complaint. The order also stayed Jones' claim against us relating to Ms. Nemerov pending arbitration regarding her alleged breach of her employment agreement. On April 16, 2004, we moved the Court to reconsider its orders, and a hearing on our motion was held on May 19, 2004. The Court has not yet issued a ruling as a result of this hearing. We have also filed notices of appeal of the orders. If Jones' lawsuit were to be determined adversely to us, it could have a material adverse effect on our results of operations and financial condition. However, we intend to continue to defend the case vigorously and believe our position is correct on the merits.

On September 18, 2002, an employee at one of the Company's stores filed a lawsuit against Polo Retail, LLC and the Company in the United States District Court for the District of Northern California alleging violations of California antitrust and labor laws. The plaintiff purports to represent a class of employees who have allegedly been injured by a requirement that certain retail employees purchase and wear Company apparel as a condition of their employment. The complaint, as amended, seeks an unspecified amount of actual and punitive damages, disgorgement of profits and injunctive and declaratory relief. The Company answered the amended complaint on November 4, 2002. A hearing on cross-motions for summary judgment on the issue of whether the Company's policies violated California law took place on August 14, 2003. The Court granted partial summary judgment with respect to certain of the plaintiff's claims, but concluded that more discovery was necessary before it could decide the key issue as to whether the Company had maintained for a period of time a dress code policy that violated California law. The Court ordered the parties to conduct limited discovery to that end. Discovery has been stayed pending the outcome of mediation between the parties, which will commence on May 12, 2004.

On April 14, 2003, a second putative class action was filed in the San Francisco Superior Court. This suit, brought by the same attorneys, alleges near identical claims to those in the federal class action. The class representatives consist of former employees and the plaintiff in the federal court action. Defendants in this class action include the Company, Polo Retail, LLC, Fashions Outlet of America, Inc., Polo Retail, Inc., San Francisco Polo, Ltd. as well as a non-Polo corporate defendant and two current managers. As in the federal action, the complaint seeks an unspecified amount of actual and punitive damages, restitution of monies spent, and declaratory relief. The state class action has been stayed pending resolution of the federal class action.

On October 1, 1999, we filed a lawsuit against the United States Polo Association Inc., Jordache, Ltd. and certain other entities affiliated with them, alleging that the defendants were infringing on our famous trademarks. This lawsuit continues to proceed as both sides are awaiting the Court's decision on various motions. In connection with this lawsuit, on July 19, 2001, the United States Polo Association and Jordache filed a lawsuit against us in the United States District Court for the Southern District of New York. This suit, which is effectively a counterclaim by them in connection with the original trademark action, asserts claims related to our actions in connection with our pursuit of claims against the United States Polo Association and Jordache for trademark infringement and other unlawful conduct. Their claims stem from our contacts with the United States Polo Association's and Jordache's retailers in which we informed these retailers of our position in the original trademark action. All claims and counterclaims have been settled, except for the Company's claims that the defendants violated the Company's trademark rights. We did not pay any damages in this settlement.

On December 5, 2003, United States Polo Association, USPA Properties, Inc., Global Licensing Sverige and Atlas Design AB (collectively, "USPA") filed a Demand for Arbitration against the Company in Sweden under the auspices of the International Centre for Dispute Resolution seeking a declaratory judgment that the USPA's so-called Horseman symbol does not infringe on Polo Ralph Lauren's trademark and other rights. No claim for damages is stated. On February 19, 2004, we answered the Demand for Arbitration, contesting the arbitrability of USPA's claim for declaratory relief. We also asserted our own counterclaim, seeking a judgment that the USPA's Horseman symbol infringes on our trademark and other rights. We also seek injunctive relief and damages in an unspecified amount. On March 5, 2004, USPA answered our counterclaim, denying the allegations set forth therein. A hearing has been set in this matter for June 29, June 30, July 1, August 28 and August 29. We will continue to contest the arbitrability of USPA's claim for declaratory relief and continue vigorously to pursue our counterclaim and contest the claim lodged against us by USPA.

In December, 2003, we received a demand on behalf of a stockholder to inspect the Company's books and records relating to the amended and restated employment agreement dated June 23, 2003, between the Company and Ralph Lauren. The demand asserts that the purpose of the inspection is to determine, among other things, whether the directors of the Company breached their fiduciary duties in approving the compensation provided for in the employment agreement. While we have provided certain information, we believe that the issues asserted by the demand are without merit.

We are otherwise involved from time to time in legal claims involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. We believe that the resolution of these other matters currently pending will not, individually or in aggregate, have a material adverse effect on our financial condition or results of operations.

21. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of certain unaudited quarterly financial information for Fiscal 2004, 2003 and 2002:

FISCAL 2004 (In thousands, except per share data)	JUNE 28, 2003	SEPT. 27, 2003	DEC. 27, 2003	APR. 3, 2004
NET REVENUES	$ 477,731	$ 707,777	$ 645,365	$ 818,781
GROSS PROFIT	248,752	350,566	333,002	390,999
NET INCOME	5,055	54,010	35,358	76,531
NET INCOME PER SHARE–				
BASIC	$ 0.05	$ 0.55	$ 0.36	$ 0.77
DILUTED	0.05	0.54	0.35	0.75
SHARES OUTSTANDING–BASIC	98,377	98,704	99,072	99,699
SHARES OUTSTANDING–DILUTED	99,544	100,781	101,291	102,265

FISCAL 2003 (In thousands, except per share data)	JUNE 29, 2002	SEPT. 28, 2002	DEC. 28, 2002	MAR. 29, 2003
NET REVENUES	$ 467,000	$ 640,839	$ 639,170	$ 692,331
GROSS PROFIT	232,604	321,266	307,910	345,821
NET INCOME	6,460	51,744	42,812	73,219
NET INCOME PER SHARE–				
BASIC	$ 0.07	$ 0.53	$ 0.44	$ 0.74
DILUTED	0.07	0.52	0.43	0.74
SHARES OUTSTANDING–BASIC	98,161	98,301	98,412	98,450
SHARES OUTSTANDING–DILUTED	99,333	99,319	99,311	99,343

FISCAL 2002 (In thousands, except per share data)	JUNE 30, 2001	SEPT. 29, 2001	DEC. 29, 2001	MAR. 30, 2002
NET REVENUES	$ 517,829	$ 595,695	$ 617,095	$ 633,088
GROSS PROFIT	262,361	285,640	287,009	311,793
NET INCOME	31,051	47,810	45,614	48,025
NET INCOME PER SHARE–				
BASIC	$ 0.32	$ 0.49	$ 0.47	$ 0.49
DILUTED	0.32	0.49	0.46	0.48
SHARES OUTSTANDING–BASIC	97,109	97,437	97,506	97,814
SHARES OUTSTANDING–DILUTED	98,493	98,483	98,504	99,146

22. SUBSEQUENT EVENT

On May 25, 2004, the Company entered into a definitive agreement to acquire certain of the assets and to assume certain of the liabilities of RL Childrenswear Company LLC relating to the Childrenswear Licensee's licensed childrenswear apparel business in the United States, Canada and Mexico (the "Childrenswear Business"). The purchase price for the acquisition of the Childrenswear Business will be $232.1 million in cash payable at closing, subject to a working capital adjustment, plus up to an additional $20 million of deferred and contingent cash payments. Payment of the purchase price will be funded by cash on hand and lines of credit as required. In addition, the Company will assume certain ordinary course trade payables and accrued expenses of the Childrenswear Licensee and accrued vacation obligations for the Childrenswear Licensee's employees who will become employees of the Company following the closing of the acquisition. The assets of the Childrenswear Licensee being acquired by the Company include, among other things, the license; all inventories of the Childrenswear Licensee; certain leases; customer lists; supplier lists; and books and records.

The Childrenswear Licensee and certain of its affiliates and shareholders have agreed to indemnify the Company for all of the liabilities of the Company related to the operation of the Childrenswear Business prior to the closing of the acquisition and have also agreed that they will not compete with the Childrenswear Business for a period of three years after the closing date. In addition, the Childrenswear Licensee and certain of its affiliates will provide information systems and accounting services to the Company for a transitional period following the closing.

The closing of the proposed transaction is subject to customary conditions, including the receipt of certain third-party consents and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The closing of the transaction is anticipated to occur in late June 2004.

SELECTED FINANCIAL DATA

FISCAL YEAR ENDED (1): (In thousands, except per share data)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000
STATEMENTS OF INCOME:					
NET SALES	$ 2,380,844	$ 2,189,321	$ 2,122,333	$ 1,982,419	$ 1,719,226
LICENSING REVENUE	268,810	250,019	241,374	243,355	236,302
NET REVENUES	2,649,654	2,439,340	2,363,707	2,225,774	1,955,528
COST OF GOODS SOLD	1,326,335	1,231,739	1,216,904	1,162,727	1,002,390
GROSS PROFIT	1,323,319	1,207,601	1,146,803	1,063,047	953,138
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,029,957	904,741	837,591	822,272	689,227
RESTRUCTURING CHARGE	19,566	14,443	16,000	123,554	–
INCOME FROM OPERATIONS	273,796	288,417	293,212	117,221	263,911
FOREIGN CURRENCY LOSSES (GAINS)	1,864	529	(1,820)	(5,846)	–
INTEREST EXPENSE	10,000	13,502	19,033	25,113	15,025
INCOME BEFORE PROVISION FOR INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	261,932	274,386	275,999	97,954	248,886
PROVISION FOR INCOME TAXES	95,055	100,151	103,499	38,692	101,422
INCOME AFTER TAX, BEFORE OTHER INCOME AND CHANGE IN ACCOUNTING PRINCIPLE	166,877	174,235	172,500	59,262	147,464
OTHER (INCOME) EXPENSE, NET	(4,077)	–	–	–	–
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES	–	–	–	–	3,967(2)
NET INCOME	$ 170,954	$ 174,235	$ 172,500	$ 59,262	$ 143,497
INCOME PER SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE–BASIC	$ 1.73	$ 1.77	$ 1.77	$ 0.61	$ 1.49
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET PER SHARE	–	–	–	–	0.04
NET INCOME PER SHARE–BASIC	$ 1.73	$ 1.77	$ 1.77	$ 0.61	$ 1.45
INCOME PER SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE–DILUTED	$ 1.69	$ 1.76	$ 1.75	$ 0.61	$ 1.49
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET PER SHARE	–	–	–	–	0.04
NET INCOME PER SHARE–DILUTED	$ 1.69	$ 1.76	$ 1.75	$ 0.61	$ 1.45
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–BASIC	98,977	98,331	97,470	96,773	98,927
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–DILUTED	100,960	99,263	98,522	97,446	99,036

(Dollars in thousands)	APRIL 3, 2004	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000
BALANCE SHEET DATA:					
CASH AND CASH EQUIVALENTS	$ 343,477	$ 343,606	$ 244,733	$ 102,219	$ 164,571
WORKING CAPITAL	770,189	662,202	616,286	462,144	446,663
INVENTORIES	363,691	363,771	349,818	425,594	390,953
TOTAL ASSETS	2,270,241	2,038,822	1,749,497	1,626,093	1,620,562
TOTAL DEBT	277,345	349,437	318,402	383,100	428,838
STOCKHOLDERS' EQUITY	1,422,073	1,208,767	998,195	809,309	772,437

(1) All periods presented represent a 52-week year, except Fiscal 2004, which represents a 53-week year.
(2) The Fiscal 2000 change in accounting principle relates to the Company's change in accounting for start-up activities.

BOARD OF DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

RALPH LAUREN
Chairman and Chief Executive Officer
Polo Ralph Lauren Corporation

ARNOLD H. ARONSON
Senior Advisor
Kurt Salmon Associates

FRANK A. BENNACK, JR.
Chairman of the Executive Committee and
Vice Chairman of the Board of Directors
The Hearst Corporation

DR. JOYCE F. BROWN
President
Fashion Institute of Technology

ROGER N. FARAH
President and Chief Operating Officer
Polo Ralph Lauren Corporation

JOEL L. FLEISHMAN
Professor of Law and Public Policy Studies
Duke University

RICHARD A. FRIEDMAN (1)
Managing Director
Goldman, Sachs & Co.

F. LANCE ISHAM (1)
Vice Chairman (retired)
Polo Ralph Lauren Corporation

JUDITH A. McHALE
President and Chief Executive Officer
Discovery Communications, Inc.

TERRY S. SEMEL
Chairman and Chief Executive Officer
Yahoo! Inc.

MYRON E. ULLMAN, III
Directeur General, Group Managing Director (retired)
LVMH Moet Hennessy Louis Vuitton

CORPORATE OFFICERS

RALPH LAUREN
Chairman and Chief Executive Officer

ROGER N. FARAH
President and Chief Operating Officer

GERALD M. CHANEY
Senior Vice President of Finance and
Chief Financial Officer

MITCHELL A. KOSH
Senior Vice President
Human Resources and Legal

SENIOR MANAGEMENT

DONALD BAUM
Senior Vice President
Sourcing and Manufacturing

BUFFY BIRRITTELLA
Executive Vice President
Women's Design and Advertising

BARBARA DEICHMAN
President
Ralph Lauren Home

BRIAN DUFFY
President and Chief Operating Officer
Polo Ralph Lauren Europe

CHARLES E. FAGAN
Executive Vice President
Global Retail Brand Development

JUDITH S. FORMICHELLA
Senior Vice President
Chief Information Officer

JOY HERFEL
President
Polo Ralph Lauren Menswear

ANDREAS KURZ
President
International Licensing

DAVID LAUREN
Senior Vice President
Advertising, Marketing and Corporate Communications

JEROME LAUREN
Executive Vice President
Men's Design

RUSS G. LoCURTO
Senior Vice President
Supply Chain, Logistics and Distribution

JOHN MEHAS
President and Chief Executive Officer
Club Monaco

WAYNE T. MEICHNER
President
Polo Retail Corporation

JEFFREY D. MORGAN
President
Product Licensing

NANCY E.S. MURRAY
Senior Vice President
Public Relations and Financial Communications

ALFREDO V. PAREDES
Executive Vice President
Global Creative Services, Polo Store Development
and Home Collection Design Studio

KENNETH S. PILOT
President
Factory Stores and Retail Concept Development

KENNETH J. ROOD
President
Lauren Home

KIM ROY
President
Lauren Womenswear

JEFFREY SHERMAN
President and Chief Operating Officer
Polo Retail Group

CHERYL L. STERLING-UDELL
President
Ralph Lauren Womenswear Collection Brands

NANCY VIGNOLA
President
New Business Development

DOUGLAS L. WILLIAMS
Group President

(1) Retiring from the Board of Directors upon expiration of current term.

CORPORATE OFFICES

650 MADISON AVENUE
NEW YORK, NY 10022
(212)318.7000

INVESTOR RELATIONS

DENISE GILLEN
SENIOR DIRECTOR
INVESTOR RELATIONS
650 MADISON AVENUE
NEW YORK, NY 10022
(212)318.7516

Polo Ralph Lauren Corporation's Class A Common Stock is listed on the New York Stock Exchange.

TICKER SYMBOL: RL

ANNUAL MEETING

AUGUST 12, 2004, 9:30 A.M.
ST. REGIS HOTEL
2 EAST 55TH STREET
NEW YORK, NY 10022

REGISTRAR AND TRANSFER AGENT

THE BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NY 10286
(800)524.4458

INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP
TWO WORLD FINANCIAL CENTER
NEW YORK, NY 10281

POLO RALPH LAUREN INVESTOR WEBSITE

Company information and news is available on our investor website at http://investor.polo.com.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (SEC) filings are available on our investor website. Certifications by our Chief Executive Officer and Chief Financial Officer are included as exhibits to our SEC reports as required.

Our Corporate Governance Policies, the Charters for our Audit, Compensation, and Nominating & Governance Committees, our Code of Business Conduct and Ethics, and our Code of Ethics for Principal Executive Officers and Senior Financial Officers are available on our investor website.

Copies of these documents are available to shareholders without charge upon written request to Investor Relations at the Company's principal address.